4/20

02042053

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Industria De Diseno Textil SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

FILE NO. 82- 5185 FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DATE : 6/21/02

ANDERSEN

82-5185

INDITEX GROUP

Consolidated financial statements
as of January, 31, 2002.
2001 Management Report
and Auditors' Report

AR/S
1-31-02

Industria De Diseno Textil SA

Ferrol, 1
15004 A Coruña

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on consolidated financial statements

To the Shareholders of
Industria de Diseño Textil, S.A.:

1. We have audited the consolidated financial statements of Industria de Diseño Textil, S.A. and Dependent Companies composing the Inditex Group, which consist of the consolidated balance sheet as of January 31, 2002, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended (hereinafter 2001). The preparation of these consolidated financial statements is the responsibility of the directors of the Controlling Company. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. For comparison purposes the Controlling Company's directors present, in addition to the 2001 figures for each item in the consolidated balance sheet and the consolidated statement of income, the figures for 2000 and 1999. Our opinion refers only to the 2001 consolidated financial statements. Our auditors' reports dated March 14, 2001 and May 2, 2000, on the 2000 and 1999 consolidated financial statements contained unqualified opinions.

3. In our opinion, the 2001 consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of the Inditex Group as of January 31, 2002, and of the results of its operations in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

4. The accompanying consolidated management report for 2001 contains the explanations which the directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2001. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the consolidated Companies' accounting records.

ARTHUR ANDERSEN

Rafael Abella

March 22, 2002

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

INDUSTRIA DE DISEÑO TEXTIL, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JANUARY 31, 2002, 2001 AND 2000

(Thousands of Euros)

ASSETS	*01/31/02*	*01/31/01* (*)	*01/31/00* (*)
B) FIXED AND OTHER NONCURRENT ASSETS			
I. Start-up expenses (Note 5)	*607*	*2,013*	*475*
II. Intangible assets (Note 6)	*352,015*	*303,307*	*262,137*
Intangible assets and rights	472,549	398,856	342,847
Accumulated amortization	(119,677)	(95,500)	(80,662)
Provisions	(857)	(49)	(48)
III. Tangible fixed assets (Note 7)	*1,228,267*	*1,045,929*	*870,824*
Land and structures	442,770	429,070	348,352
Technical installations and machinery	1,042,924	800,145	642,296
Other tangible fixed assets	174,542	100,016	102,376
Advances and construction in progress	47,328	83,336	89,352
Accumulated depreciation	(479,297)	(366,638)	(311,348)
Provisions	0	0	(204)
IV. Long-term financial investments (Note 8)	*81,324*	*41,312*	*34,258*
Holdings in companies carried by the equity method	23,793	9,065	8,095
Long-term investment securities	8,489	12,363	5,145
Other loans	49,162	20,894	21,144
Provisions	(120)	(1,010)	(126)
V. Shares of the Controlling Company	*447*	*3,151*	*1,082*
Total fixed and other noncurrent assets	*1,662,660*	*1,395,712*	*1,168,776*
C) GOODWILL IN CONSOLIDATION (Note 9)	*72,136*	*89,112*	*98,115*
D) DEFERRED CHARGES (Note 10)	*16,469*	*22,480*	*24,077*
E) CURRENT ASSETS			
II. Inventories (Note 11)	*353,802*	*245,049*	*188,459*
III. Accounts receivable	*184,228*	*145,182*	*121,619*
Customer receivables for sales and services	95,989	71,038	58,838
Other accounts receivable	89,487	75,035	63,658
Provisions	(1,248)	(891)	(877)
IV. Short-term financial investments (Note 12)	*52,310*	*84,911*	*50,009*
Short-term investment securities	46,300	62,764	33,409
Other loans	6,010	22,147	16,600
VI. Cash	*256,768*	*118,960*	*114,457*
VII. Accrual accounts	*6,563*	*6,213*	*7,362*
Total current assets	*853,671*	*600,315*	*481,906*
TOTAL ASSETS	*2,604,936*	*2,107,619*	*1,772,874*

The accompanying Notes 1 to 23 and Exhibit I are an integral part of the consolidated balance sheet as of January 31, 2002.

(*) Presented for comparison purposes only.

INDUSTRIA DE DISEÑO TEXTIL, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JANUARY 31, 2002, 2001 AND 2000

(Thousands of Euros)

SHAREHOLDERS' EQUITY AND LIABILITIES	*01/31/02*	*01/31/01 (*)*	*01/31/00 (*)*
A) SHAREHOLDERS' EQUITY (Note 14)			
I. Capital stock	93,500	93,500	92,556
II. Additional paid-in capital	20,379	20,379	0
III. Revaluation reserve	1,692	1,692	1,695
IV. Other reserves of the Controlling Company	586,866	480,029	289,928
Unrestricted reserves	567,563	458,211	270,335
Restricted reserves	19,303	21,818	19,593
V. Reserves at cos. cons. by the global or prop. integ. method	434,242	281,630	272,131
VI. Reserves at companies carried by the equity method	989	730	155
VII. Translation differences	8,112	34,908	31,949
Companies consolidated by the global integration method	8,112	34,908	31,949
VIII. Income attributable to the Controlling Company	340,412	259,241	204,771
Consolidated income for the year	345,244	261,921	206,246
Income attributed to minority interests	(4,832)	(2,680)	(1,475)
IX. Interim dividend paid during the year	0	(1,202)	0
Total shareholders' equity	1,486,192	1,170,907	893,185
B) MINORITY INTERESTS (Note 15)	21,053	11,271	14,088
D) DEFERRED REVENUES (Note 16)	4,921	2,044	1,869
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 17)	55,350	21,261	21,053
F) LONG-TERM DEBT			
II. Payable to credit entities (Note 18)	138,209	165,538	207,800
III. Other accounts payable (Note 19)	64,995	66,258	83,144
Total long-term debt	203,204	231,796	290,944
G) CURRENT LIABILITIES			
II. Payable to credit entities (Note 18)	118,488	96,871	116,338
III. Payable to companies carried by the equity method (Note 13)	1,064	1,827	1,448
IV. Trade accounts payable	426,342	322,973	276,111
V. Other nontrade payables (Note 19)	288,288	248,571	157,778
VII. Accrual accounts	34	98	60
Total current liabilities	834,216	670,340	551,735
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,604,936	2,107,619	1,772,874

The accompanying Notes 1 to 23 and Exhibit I are an integral part of the consolidated balance sheet as of January 31, 2002.

(*) Presented for comparison purposes only.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

INDUSTRIA DE DISEÑO TEXTIL, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED JANUARY 31, 2002, 2001 AND 2000

(Thousands of Euros)

DEBIT	*01/31/02*	*01/31/01* (*)	*01/31/00* (*)
A) EXPENSES			
Purchases	1,658,474	1,293,570	991,123
Personnel expenses	489,836	411,393	318,603
a) Wages, salaries, etc.	385,550	326,507	248,747
b) Employee welfare expenses (Note 21)	104,286	84,886	69,856
Period depreciation and amortization	158,163	124,463	96,489
Variation in provisions (Note 2-e)	11,642	5,924	14,959
Other operating expenses	492,644	407,552	318,476
I. OPERATING INCOME	*534,672*	*390,345*	*299,572*
Financial and similar expenses	23,106	21,994	16,314
Variation in financial investment provisions	71	0	0
Exchange losses	41,671	24,638	6,160
II. FINANCIAL INCOME	*0*	*0*	*0*
Share in losses of companies carried by the equity method	1,845	0	0
Amortization of goodwill in consolidation (Note 9)	17,147	10,458	3,402
III. INCOME FROM ORDINARY ACTIVITIES	*496,183*	*366,166*	*290,590*
Variation in intangible asset and tangible fixed asset provisions	(202)	825	(67)
Losses on fixed assets	9,059	8,491	3,872
Extraordinary expenses (Notes 2-e and 21)	22,871	30,433	4,066
Prior years' expenses and losses	5,847	3,580	551
IV. EXTRAORDINARY INCOME (Note 21)	*0*	*2,674*	*1,825*
V. CONSOLIDATED INCOME BEFORE TAXES	*495,094*	*368,840*	*292,415*
Corporate income tax (Note 20)	139,670	101,499	81,651
Other taxes (Note 20)	10,180	5,420	4,518
VI. CONSOLIDATED INCOME FOR THE YEAR	*345,244*	*261,921*	*206,246*
Income attributed to minority interests	4,832	2,680	1,475
VII. INCOME FOR THE YEAR ATTRIBUTED TO THE CONTROLLING COMPANY	*340,412*	*259,241*	*204,771*

The accompanying Notes 1 to 23 and Exhibit I are an integral part of the consolidated statement of income for the year ended January 31, 2002.

(*) Presented for comparison purposes only.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED JANUARY 31, 2002, 2001 AND 2000

(Thousands of Euros)

CREDIT	*01/31/02*	*01/31/01* (*)	*01/31/00* (*)
B) REVENUES			
Net revenues (Note 21)	3,249,807	2,614,706	2,035,069
Increase in finished product and work-in-process inventories	95,407	16,531	2,717
Other operating revenues	217	2,010	1,436
I. OPERATING LOSS	*0*	*0*	*0*
Revenues from shareholdings	35	161	252
Other financial revenues	10,975	9,616	6,689
Exchange gains	34,341	22,875	9,376
II. FINANCIAL LOSS	*19,497*	*13,980*	*6,157*
Share in the income of companies carried by the equity method (Note 8)	0	259	577
III. LOSS ON ORDINARY ACTIVITIES	*0*	*0*	*0*
Gains on fixed asset disposals	8,533	40,132	3,798
Capital subsidies transferred to income for the year	224	42	36
Extraordinary revenues and income	24,373	4,555	5,890
Prior years' revenues and income	3,356	1,274	523
IV. EXTRAORDINARY LOSS	*1,089*	*0*	*0*

The accompanying Notes 1 to 23 and Exhibit I are an integral part of the consolidated statement of income for the year ended January 31, 2002.

(*) Presented for comparison purposes only.

1. Group description

Industria de Diseño Textil, S.A. ("Inditex") and its investees form a group comprising mainly companies engaging in the manufacturing and marketing of textiles and footwear, which Inditex manages on a centralized basis by applying policies and strategies at Group level.

The Group operates chains of stores. The names of the stores and the number of points of sale as of January 31, 2002, were as follows:

Store Chain	Number of Points of Sale		
	Own	Franchises	Total
Zara	476	31	507
Pull & Bear	220	29	249
Massimo Dutti	135	88	223
Bershka	146	5	151
Stradivarius	86	34	120
Oysho	34	-	34
Total	**1,097**	**187**	**1,284**

The distribution, by country, of these points of sale as of January 31, 2002, was as follows:

Country	Number of Stores		
	Own	Franchises	Total
Spain	730	39	769
Portugal	109	31	140
France	68	-	68
Belgium	16	12	28
Netherlands	4	2	6
U.K.	11	-	11
Germany	17	-	17
Sweden	-	3	3
Norway	-	1	1
Andorra	-	2	2
Austria	3	-	3
Denmark	2	-	2
Luxembourg	1	1	2
Iceland	-	1	1
Ireland	-	2	2
Italy	3	-	3
Poland	-	2	2
Czech Republic	1	-	1
Greece	29	-	29
Malta	-	2	2
Cyprus	-	9	9
Israel	-	24	24
Lebanon	-	4	4
Turkey	5	-	5
Kuwait	-	4	4
United Arab Emirates	-	15	15
Saudi Arabia	-	14	14
Bahrain	-	2	2
Qatar	-	2	2
Jordan	-	1	1
Canada	4	-	4
U.S.	8	-	8
Mexico	41	14	55
Venezuela	20	-	20
Brazil	7	-	7
Argentina	8	-	8
Chile	3	-	3
Uruguay	2	-	2
Japan	5	-	5
Total	**1,097**	**187**	**1,284**

The Group offers its customers, at the points of sale of all its chains of stores located in Spain, the "Affinity" charge card, managed by a third-party finance entity, which assumes the risk of payment default.

The consolidated dependent, associated and multigroup companies in which the Controlling Company has direct and indirect holdings are disclosed in Exhibit I.

2. Basis of presentation of the consolidated financial statements and consolidation principles

a) *True and fair view-*

The consolidated financial statements as of January 31, 2002, which were prepared from the accounting records of Industria de Diseño Textil, S.A. and of the dependent companies composing the Inditex Group, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Group's net worth, financial position and results of operations.

The individual and consolidated financial statements as of January 31, 2001, of Industria de Diseño Textil, S.A. and of the Inditex Group, respectively, and the individual financial statements as of January 31, 2001, of each of the consolidated dependent and associated companies were approved by their respective Shareholders' Meetings within the legally stipulated periods; the financial statements as of January 31, 2002, of each of the consolidated companies will be officially prepared by the directors of the respective Companies and will be submitted for approval by their respective Shareholders' Meetings. It is considered that they will be approved without any changes.

The consolidated financial statements of the Inditex Group will be submitted for approval by the Shareholders' Meeting of Inditex, and are also expected to be approved without any changes.

The individual financial statements of Inditex as of January 31, 2002, were prepared by its directors in a document separate from these consolidated financial statements, which will also be deposited with the Mercantile Register of La Coruña (Spain) once they have been approved by the Company's Shareholders' Meeting.

b) *Accounting policies-*

The consolidated financial statements as of January 31, 2002, were prepared by applying the accounting principles and methods summarized in Note 4. All obligatory accounting principles with an effect on the Group's net worth, financial position and results of operations were applied in preparing them.

c) *Consolidation principles-*

The consolidated financial statements were prepared from the accounting records of Inditex and its investees in accordance with the Spanish National Chart of Accounts and consolidation regulations.

The consolidation was carried out as follows:

- The companies over which effective control is exercised were consolidated by the global integration method.

- The multigroup companies which are managed jointly with third parties were consolidated by the proportional integration method.

The Group companies at which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are carried by the equity method.

The equity of minority interests in the net worth and results of operations of the consolidated dependent companies is presented under the "Minority Interests" and "Income Attributed to Minority Interests" captions in the consolidated balance sheet and consolidated statement of income, respectively.

All material accounts receivable and payable, transactions and profits between the companies consolidated by the global integration method were eliminated in consolidation.

The accounts receivable and payable, revenues, expenses and income of the companies consolidated by the proportional integration method arising from transactions with other Group companies were eliminated in consolidation in proportion to the ownership interest of Inditex in them.

In the case of investees whose accounting and valuation methods differed from those of the Controlling Company, where the effect thereof was material, adjustments were made so as to present the consolidated financial statements on a uniform basis.

In accordance with standard practice in Spain, these consolidated financial statements do not include the tax effect of including, where applicable, the reserves of dependent companies abroad in the accounting records of the Controlling Company since it is considered that reserves not taxed at source will not be transferred and because the consolidation process does not involve the distribution of reserves, since they are going to continue to be used as a self-financing source by each of the consolidated companies.

d) Currency-

Pursuant to Royal Decree 2814/1998 December, 23 enacting the regulations on accounting aspects of the introduction of the euro, the figures in these financial statements are expressed in thousands of euros, and, accordingly, for comparison purposes, the amounts for 2000 were translated to euros at the fixed exchange rate of Ptas. 166.386/€1.

The year ended January 31, 2001, will henceforth be referred to as "2000", the year ended January 31, 2002, will be referred to as "2001", and so on.

e) Comparative information-

Scope of consolidation.

The following companies were included in the consolidated Group in 2001:

Oysho Portugal, Confecções Unipessoal, Lda.
Oysho Mexico, S.A. de CV
Oysho Venezuela, S.A.
Oysho Hellas, S.A.
Oysho Italia, S.R.L.
Oysho Nederland, B.V.
Oysho Österreich, GmbH
Oysho Logística, S.A.
Pull & Bear Giyim Ithalat Ihracat Ve Ticaret, Ltd. Sirketi
Pull & Bear Venezuela
Pull & Bear Mexico, S.A. de C.V.
Massimo Dutti Giyim Ithalat Ihracat Ve Ticaret, Ltd. Sirket
Massimo Dutti Venezuela, S.A.
Massimo Dutti France, S.A.R.L.
Bershka Giyim Ithalat Ihracat Ve Ticaret, Ltd. Sirketi
Bershka Belgique, S.A
Stradivarius Giyim Ithalat Ihracat Ve Ticaret, Ltd. Sirketi
Zara Puerto Rico, Inc.
Zara Ceská Republika, S.R.O.
UAB Rofestas
JSC Verpstas
Tempe Logística, S.A.
Naviera Elealva, AIE
Naviera Celeste, AIE
Naviera del Miño, AIE
Naviera del Sil, AIE

All these companies were formed by the Group with the exception of Verspstas AB, which was acquired from third parties, and Oysho Logística, S.A. (called Motorgal, S.A., as of January 31, 2001), which had been excluded from the scope of consolidation in 2000.

These changes did not have a material net worth effect on the consolidated financial statements.

3. Distribution of the income of the Controlling Company

The Company's directors propose that of the 2001 net income of the Controlling Company, €68,566,000 be allocated to dividends and €119,456,000 to voluntary reserves.

4. Valuation standards

The main valuation methods applied in preparing the Group's consolidated financial statements as of January 31, 2002, in accordance with the Spanish National Chart of Accounts, were as follows:

a) *Start-up expenses-*

Start-up expenses are valued at cost and are presented net of amortization, which is generally taken on a straight-line basis over ten years.

b) *Intangible assets-*

This balance of this asset caption in the accompanying consolidated balance sheet includes the following items:

- Intellectual property: this account is charged for the amounts paid to acquire title to, or the right to use, such items, or for the expenses incurred in registering the items developed by the Company. The account balance is amortized on a straight-line basis over a maximum period of ten years.

- Computer software: these items are valued at cost and are amortized on a straight-line basis over five years.

- Rights on leased assets: the financial lease contracts of all the consolidated companies are recorded as intangible assets at the cost of the related asset, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method.

  Exceptionally, certain consolidated companies revalued their leased assets pursuant to Royal Decree-Law 7/1996 June, 7 (see Notes 6 and 14).

  The rights recorded as intangible assets are amortized over the useful life of the related asset, as explained in section c) below. The value of the recorded rights and the related accumulated amortization are retired from these accounts and included in tangible fixed assets when the purchase option is exercised.

- Leasehold assignment rights: these rights are recorded at the amounts paid for their acquisition and are generally amortized on a straight-line basis over ten years, unless the contract term is shorter. This caption also includes leasehold assignment rights acquired in France which are protected under French legislation and which, therefore, are of a perpetual nature. Consequently, no period amortization of these rights was recorded in the accompanying consolidated statement of income for 2001.

  This caption also includes commercial premises access fees: These amounts are generally allocated to income on a straight-line basis over the term of the related contracts.

c) *Tangible fixed assets-*

The tangible fixed assets of certain consolidated companies are carried at cost revalued pursuant to the applicable enabling legislation, including Royal Decree-Law 7/1996 June, 7 (see Notes 7 and 14). The tangible fixed assets of the other companies are stated at cost, which includes the additional expenses incurred until the assets come into operating condition. In exceptional circumstances, provided the requirements stipulated by accounting legislation currently in force are complied with, financial expenses incurred prior to the entry into service of the asset are capitalized.

The costs of expansion, modernization or improvements leading to an increase in productivity, capacity or efficiency or to a lengthening of the useful life of the assets are capitalized.

Period upkeep and maintenance expenses are expensed currently.

Tangible fixed assets are depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Structures	25 to 50
Technical installations	8 to 13
Machinery	8 to 10
Tools	4 to 8
Furniture	7 to 10
Computer hardware	4 to 8
Transport equipment	3 to 15
Other tangible fixed assets	4 to 10

The surpluses or increases in value resulting from the revaluations are being depreciated over the tax periods in the remaining years of useful life of the revalued assets.

d) *Marketable securities and other similar financial investments-*

Marketable securities representing the capital of companies not consolidated by the global or proportional integration method (see Exhibit I) but which represent holdings of more than 20% are carried by the equity method, i.e. at the underlying book value of the holding per the latest available balance sheet of the investee concerned.

Marketable securities representing holdings of less than 20% or not included in consolidation are valued at the lower of cost or underlying book value per the latest available balance sheet of the investee concerned through the recording of the related provisions.

The unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation are taken into account in calculating the underlying book value.

Short- and long-term nontrade loans are recorded at the amount delivered. The difference between this amount and the loan principal is recorded in the "Deferred Interest Revenues" account, with a balancing entry under the related fixed or current asset caption on the asset side of the consolidated balance sheet. Interest revenues are calculated by the interest method in the year in which they accrue.

e) *Shares of the Controlling Company-*

These relate in full to shares acquired by the Controlling Company (Inditex) and are stated at the lower of cost, represented by the total amount paid for acquisition, or market. In accordance with the accounting legislation currently in force, the market value is taken to be the lower of average market price in the last quarter, market price at year-end of the related underlying book value.

f) Goodwill in consolidation-

This caption in the accompanying consolidated balance sheet reflects the unamortized differences in consolidation arising from the acquisition of dependent companies consolidated or carried by the equity method, as appropriate, which are expected to be recovered through the income reported by these investees in the future.

These differences are generally amortized on a straight-line basis over ten years, which is the period during which Group management considers that the goodwill will contribute to the obtainment of income (see Note 9).

g) Translation of the financial statements of foreign consolidated companies-

The assets and liabilities in the financial statements of the foreign consolidated companies were translated to euros at the exchange rates ruling at year-end. The equity accounts were translated at historical exchange rates, and income statement items at the average exchange rates for the year.

The exchange gains or losses arising from application of the aforementioned methods are reflected under the "Shareholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheet (see Note 14).

The balance sheet and income statement items of companies located in high-inflation countries (mainly Mexico, Turkey and Venezuela) were adjusted, before being translated to euros, for the effect of changes in prices, in accordance with the regulations established for this purpose in the countries concerned. The effect of inflation in the year on the monetary assets and liabilities is included under the "Extraordinary Expenses" or "Extraordinary Revenues and Income" captions in the 2001 statement of income.

h) Deferred charges-

The balance of this caption in the accompanying consolidated balance sheet comprises the following items:

- Differences between the face value of debts and the amounts received, which are charged to income by the interest method.

- Fixed asset acquisition expenses, which are recorded at the amounts incurred and allocated to income on a straight-line basis over ten years.

i) Inventories-

Inventories are valued at acquisition price or production cost (materials, labor and manufacturing expenses). If the market value is lower than the acquisition price or production cost and the diminution in value is considered to be reversible, the carrying value is adjusted by recording the related allowance. The market value is determined as follows:

- Commercial inventories, raw materials and supplies: lower of replacement cost or net realizable value.

- Finished products: realizable value, net of the related marketing expenses.

- Work-in-process and semifinished products: realizable value of the related finished products, net of the total manufacturing costs not yet incurred and marketing expenses.

The method for calculating the acquisition price varies depending on the type of asset. Basically, the FIFO method is used for fabrics and other textile supplies.

Obsolete, defective and slow-moving inventories have been reduced to realizable value.

j) *Provisions for contingencies and expenses-*

The Inditex Group records provisions for the estimated amount required for probable or certain third-party liability arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount, for collateral and other similar guarantees provided by the Group, and for other contingencies of any other kind that might arise as a result of the Group's activities. These provisions are recorded when the contingency or obligation giving rise to the indemnity or payment arises (see Note 17).

Under the applicable collective labor agreements, certain Group companies are required to make retirement bonus payments. This obligation is generally recorded as an expense when the related payments are made, since it is considered that the possible liability in this connection is not material with respect to the consolidated financial statements taken as a whole.

k) *Debts-*

Debts are recorded at face value and the difference between the face value and the amount received is recorded on the asset side of the balance sheet as deferred charges and is charged to period income on an accrual basis by the interest method.

In accordance with the Spanish National Chart of Accounts, in the accompanying consolidated balance sheet debts maturing in under 12 months are classified as current liabilities and those maturing at over 12 months as long-term debt.

l) *Capital subsidies-*

Nonrefundable capital subsidies are recorded under the "Deferred Revenues" caption on the liability side of the accompanying consolidated balance sheet at the amount granted and are allocated to income on a straight-line basis over the years of estimated useful life of the subsidized assets.

m) *Foreign currency transactions-*

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences on the foreign currency held by the Companies are charged or credited, as appropriate, to income for the year.

Exchange differences arising on adjustment of foreign currency payables and receivables to year-end exchange rates are classified by due date and currency. For this purpose, the currencies which, although different, are officially convertible and perform similarly in the market are grouped together.

The positive net differences in each group are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the positive differences are credited to period income up to the limit of the net negative differences charged to income in prior years.

The negative differences in each group are charged to income.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

n) *Recognition of revenues and expenses-*

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

ñ) ***Corporate income tax-***

The expense for corporate income tax of each year is calculated on the basis of the book income before taxes of each Inditex Group company, increased or decreased, as appropriate, by the permanent differences from taxable income.

Tax relief and tax credits taken in the year are treated as a reduction of the corporate income tax expense for that year.

o) ***Hedges-***

The Group arranges financial transactions (basically foreign currency exchange rate hedges and options and forward contracts) to hedge a portion of its foreign currency imports and exports. Since these hedging transactions are not of a speculative nature, the gains or losses thereon are recorded on settlement of the transactions.

The theoretical close of these transactions as of January 31, 2002, did not disclose any losses that had to be recorded in the Group's accounting records.

5. Start-up expenses

The variations in 2001 in the accounts composing this caption in the accompanying consolidated balance sheet were as follows:

	Balance at 02/01/01	Additions	Transfers and Other	Amortization	Balance at 01/31/02
Incorporation expenses	72	63	4	35	104
Preopening expenses	1,899	287	(171)	1,726	289
Capital increase expenses	42	236	0	64	214
Total	**2,013**	**586**	**(167)**	**1,825**	**607**

6. Intangible assets

The detail of the balance of the "Intangible Assets" caption in the accompanying consolidated balance sheet and of the variations therein in 2001 is as follows:

Intangible Assets	Balance at 02/01/01	Additions	Reductions	Transfers and Other	Balance at 01/31/02
Intellectual property	11,899	1,414	18	0	13,295
Goodwill	0	0	0	1,879	1,879
Leasehold assignment rights	236,036	59,958	2,280	21,404	315,118
Computer software	3,445	1,245	709	(680)	3,301
Rights on leased assets	144,450	1,521	0	(9,070)	136,901
Advances and other intangible assets	3,026	501	0	(1,472)	2,055
Total	**398,856**	**64,639**	**3,007**	**12,061**	**472,549**

Accumulated Amortization	Balance at 02/01/01	Additions	Reductions	Transfers and Other	Balance at 01/31/02
Intellectual property	6,275	1,105	22	1	7,359
Goodwill	-	376	-	-	376
Leasehold assignment rights	60,551	17,592	643	4,385	81,885
Computer software	2,296	578	700	(537)	1,637
Rights on leased assets	26,378	5,803	-	(3,834)	28,347
Other intangible assets	-	46	-	27	73
Total	**95,500**	**25,500**	**1,365**	**42**	**119,677**

The additions relate to the investments made in the year.

The "Transfers and Other" column relates mainly to lease contracts which expired in the year and which were transferred to tangible fixed assets, to the effect of adjustments in countries with high inflation rates, and to the effect of translation differences at foreign dependent companies.

The details of the Indetex Group's lease contracts in force at 2001 year-end, relating mainly to commercial premises, are as follows:

Leased Assets	
Total cost of the assets	136,901
Prior years' lease payments	87,243
2001 lease payments	19,379
Outstanding lease payments	56,619
Purchase option	9,913

7. Tangible fixed assets

The detail of the balance of the "Tangible Fixed Assets" caption in the accompanying consolidated balance sheet and of the variations therein in 2001 is as follows:

Tangible Fixed Assets	Balance at 02/01/01	Additions	Reductions	Transfers and Other	Balance at 01/31/02
Land and structures	429,070	43,259	3,307	(26,252)	442,770
Machinery and installations	800,145	224,959	30,290	48,110	1,042,924
Furniture	69,874	27,758	3,167	(383)	94,082
Computer hardware	23,306	11,745	1,578	781	34,254
Other tangible fixed assets	6,836	11,479	-	27,891	46,206
Advances and construction in progress	83,336	38,164	844	(73,328)	47,328
Total	**1,412,567**	**357,364**	**39,186**	**(23,181)**	**1,707,564**

Accumulated Depreciation	Balance at 02/01/01	Additions	Reductions	Transfers and Other	Balance at 01/31/02
Structures	56,183	12,902	628	(4,003)	64,454
Machinery and installations	268,451	99,041	18,114	9,655	359,033
Furniture	23,794	11,022	1,765	(896)	32,155
Computer hardware	14,947	5,257	1,387	113	18,930
Other tangible fixed assets	3,263	1,615	44	(109)	4,725
Total	**366,638**	**129,837**	**21,938**	**4,760**	**479,297**

The additions relate to the investments made in the year.

The "Transfers and Other" column relates to the cost of lease contracts which expired during each year, to transfers from construction in progress and advances, to the effect of adjustment in the countries with high inflation rates and to the effect of translation differences at foreign dependent companies.

The reductions relate mainly to retirements of technical facilities arising from the refurbishment of the premises in which the Group carries on its business activities.

The net book value of the tangible fixed assets located outside Spain at year-end, which consisted mainly of commercial premises, furniture and installations relating to the open stores, amounted to approximately €517 million.

The gross cost of the Group's tangible fixed assets which had been fully depreciated as of January 31, 2002, is as follows:

	Cost
Structures	257
Machinery and installations	38,300
Furniture	1,219
Computer hardware	6,626
Other tangible fixed assets	2,063
Total	**48,465**

The Group does not have any firm purchase commitments in relation to its total volume of assets.

The Group takes out insurance policies to cover the possible risks to which its tangible fixed assets are subject.

8. Long-term financial investments

The detail of the "Holdings in Companies Carried by the Equity Method" caption in the consolidated balance sheet and of the variations therein in 2001 is as follows:

Holdings in Companies Carried by the Equity Method	Balance at 02/01/01	Additions	Income for the Year	Balance at 01/31/02
Fibracolor, S.A. and dependent companies	9,065	2	(1,839)	7,228
JSC Verpstas	-	295	(6)	289
Other (Note 20)	-	23,469	(7,193)	16,276
Total	**9,065**	**23,766**	**(9,038)**	**23,793**

The "Other" caption includes the investment in four Economic Interest Groupings made in 2001. The income or losses of these EIGs were recorded under the "Corporate Income Tax" caption in the accompanying consolidated statement of income.

The detail of the balances of the "Long-Term Investment Securities" and "Other Loans" captions and of the variations therein in 2001 is as follows:

	Balance at 02/01/01	Additions	Reductions	Transfers	Balance at 01/31/02
Long-term investment securities	12,363	0	1,995	(1,879)	8,489
Other loans	-	481	-	-	481
Tax receivables	-	15,404	-	-	15,404
Loans to multigroup companies	-	7,540	-	-	7,540
Long-term guarantees and deposits	20,894	6,092	1,249	-	25,737
Total	**33,257**	**29,517**	**3,244**	**(1,879)**	**57,651**

The detail of the balance of the Group's long-term investment securities portfolio is as follows:

Long-Term Investment Securities Portfolio	Balance at 01/31/02
Banco Gallego, S.A.	4,955
Arrojo, S.A.	2,518
Other	1,016
Total	**8,489**

9. Goodwill in consolidation

The variations in 2001 in the balance of this caption on the asset side of the accompanying consolidated balance sheet were as follows:

Subsidiary	Balance at 02/01/01	Additions	Period Amortization	Balance at 01/31/02
Nosopunto, S.L.	495	-	335	160
Stradivarius España, S.A.	81,334	-	9,358	71,976
Za Giyim Ithalat Ihracat Ve Tic. Ltd.	7,283	-	7,283	-
JSC Verpstas	-	171	171	-
Total	**89,112**	**171**	**17,147**	**72,136**

In 2001 the Group amortized in full the goodwill as of January 31, 2001, which arose on the acquisition of Za Giyim Ithalat Ihracat Ve Tic. Ltd.

10. Deferred charges

The detail of the balance of this caption in the accompanying consolidated balance sheet and of the variations therein in 2001 is as follows:

	Balance at 02/01/01	Additions	Transfers and Others	Reductions	Writedowns	Balance at 01/31/02
Deferred interest	13,315	484	(441)	953	4,683	7,722
Fixed asset acquisition and other expenses	9,165	2,917	(382)	1,102	1,851	8,747
Total	**22,480**	**3,401**	**(823)**	**2,055**	**6,534**	**16,469**

The "Deferred Interest" caption includes implicit interest on the deferred payments relating to the acquisition of Stradivarius España, S.A., amounting to €2.6 million as of January 31, 2002. In addition, the "Transfers and Other" column includes deferred financial expenses on lease transactions maturing at short term which were reclassified, at certain Group companies, to the "Accrual Accounts" caption on the asset side of the accompanying consolidated balance sheet.

The decrease in the "Deferred Interest" caption relates to interest rate revisions made by several leasing companies.

The writedowns of deferred interest on lease transactions were recorded as financial expenses in the accompanying consolidated statement of income. The writedowns of fixed asset acquisition expenses were recorded as "Period Depreciation and Amortization".

11. Inventories

The breakdown of inventories at consolidated level as of January 31, 2002, is as follows:

Description	Balance at 01/31/02
Commercial inventories	1,538
Raw materials	45,213
Other supplies	3,878
Work-in-process	19,532
Finished products	282,647
Real estate development	3,470
Provisions	(2,519)
Advances to suppliers	43
Total	**353,802**

The Inditex Group takes out insurance policies to cover the potential risks to which its inventories are subject.

12. Short-term financial investments

The detail of the "Other Loans" caption as of January 31, 2002, is as follows:

Other Short-Term Loans	Balance at 01/31/02
Loans and credits to related companies	2,888
Foreign currency time deposits	1,269
Long-term guarantees and deposits	1,135
Other	718
Total	**6,010**

The balance of the "Short-Term Investment Securities" caption in the accompanying consolidated balance sheet relates to placements of cash surpluses in mutual funds, short-term deposits and others.

13. Balances with multigroup, associated and related companies

The detail of the accounts receivable from and payable to companies carried by the equity method, multigroup companies and other related companies is as follows:

	Receivable	Payable
Multigroup companies	12,549	6,122
Associated companies	-	1,064
Other related companies	-	99
Total	**12,549**	**7,285**

The accounts receivable from multigroup companies are recorded under the "Long-Term Financial Investments - Other Loans" and "Customer Receivables for Sales and Services" captions, while the accounts payable to multigroup and related companies are recorded under the "Trade Accounts Payable" and "Other Nontrade Payables" captions and accounts payable to the associated companies are recorded under the "Payable to Companies Carried by the Equity Method" caption in the accompanying consolidated balance sheet.

14. Shareholders' equity

The variations in 2001 in the equity accounts in the consolidated balance sheet were as follows:

	Balance at 02/01/01	Additions	Reductions	Transfers	Dividends	Balance at 01/31/02
Capital stock	93,500	-	-	-	-	93,500
Additional paid-in capital	20,379	-	-	-	-	20,379
Unrestricted reserves of the Controlling Company	458,211	-	-	109,352	-	567,563
Restricted reserves of the Controlling Company	21,818	-	-	(2,515)	-	19,303
Revaluation reserves	1,692	-	-	-	-	1,692
Reserves at companies consolidated by the global or proportional integration method	281,630	1,799	-	150,813	-	434,242
Reserves at companies carried by the equity method	730	-	-	259	-	989
Translation differences	34,908	11,849	32,765	(5,880)	-	8,112
Interim dividend	(1,202)	-	-	-	1,202	-
2000 income	259,241	-	-	(252,029)	(7,212)	(0)
2001 income	-	340,412	-	-	-	340,412
Total	**1,170,907**	**354,060**	**32,765**	-	**(6,010)**	**1,486,192**

The reductions in the "Translation Differences" caption relate mainly to Zara Argentina, S.A. due to the devaluation of the Argentine peso in 2001.

The detail of the "Reserves at Companies Consolidated by the Global or Proportional Integration Method" and the "Translation Differences" captions as of January 31, 2002, is as follows:

Company	Reserves at Companies Consolidated by the Global or Proportional Integration Method	Translation Differences
Comditel, S.A.	5,684	
Confecciones Fíos, S.A.	3,318	
Confecciones Goa, S.A.	1,858	
Denllo, S.A.	5,334	
Hampton, S.A.	2,431	
Kenner, S.A.	1,696	
Kettering, S.A.	10,137	
Samlor, S.A.	2,111	
Trisko, S.A.	4,300	
Zintura, S.A.	3,929	
Tempe, S.A.	7,315	
Zara España, S.A.	880	
Pull & Bear España, S.A.	36,551	
Kiddy's Class España, S.A.	16,211	
Grupo Massimo Dutti, S.A.	19,315	
Goa-Invest, S.A.	14,172	
Stradivarius España, S.A.	8,723	
Zara France, S.A.R.L.	10,031	
Zara Hellas, S.A.	10,480	
Zara Mexico, S.A. de CV	7,681	21,179
Pull & Bear Portugal Confecções, Lda.	13,948	
Zara Portugal Confecções, Lda	29,802	
Zara Venezuela	4,047	1,037
Zara Belgique, S.A.	6,468	
Zara Holding, B.V.	218,816	
Zara Financien, B.V.	16,628	8,377
Zara Vastgoed, B.V.	(8,698)	
Zara UK Ltd.	2,887	604
Zara Mexico, B.V.	7,325	
Zara Merken, B.V.	(7,501)	
Zara Argentina, S.A.	(35,577)	(27,529)
Other	49,329	4,444
Consolidation adjustments	(35,389)	
Total	**434,242**	**8,112**

Capital stock and additional paid-in capital-

As of January 31, 2002, the Controlling Company's capital stock amounted to €93,499,560, represented by 623,330,400 fully subscribed and paid shares of €0.15 par value each. All these shares are of the same class and series, carry identical voting and dividend rights, and are represented by book entries.

Since May 23, 2001, Inditex's shares have been listed on the four Spanish stock exchanges. Accordingly, the Company does not know its exact shareholder structure. However, per the information available to the public registered with the Spanish National Securities Market Commission, Gartler, S.L. owns over 50% of the capital stock of Inditex.

Treasury stock-

As of January 31, 2001, Inditex held 1,446,600 shares of treasury stock representing 0.23% of its capital stock, for an acquisition cost of €3.2 million, of which 1,405,600 were held to cover the 1998 Stock Option Plan described below. In 2001 the beneficiaries of this Plan exercised a significant portion of their options and 1,241,400 shares were sold. This sale gave rise to a gain of €933,084, which was recorded under the

"Extraordinary Revenues and Income" caption in the accompanying 2001 consolidated statement of income.

As of January 31, 2002, Inditex held 205,200 shares of treasury stock acquired for an average cost of €2.18 per share, for which the related restricted reserve was recorded. 164,200 of these shares are held to cover the options under the 1998 Stock Option Plan which had not yet been exercised, as explained below.

Plan for the delivery of free shares to Group employees-

On July 20, 2000, and January 19, 2001, the Shareholders' Meeting of Industria de Diseño Textil, S.A. resolved to introduce a Plan for the delivery of free shares to Group employees worldwide. Pursuant to this resolution, all serving Group employees as of December 31, 2000, who were still serving employees four months after the admission to listing of the Company's shares on the Spanish stock exchanges received 50 shares per year (or fraction of a year) of service at the Group. The employees of companies with registered offices in countries in which the delivery of shares was not possible due to legal or administrative difficulties received a cash amount equal to the value of the shares at the close of trading on the securities markets on September 21, 2001, the date on the basis of which the amount to be delivered was calculated.

To cover this, Santander Central Hispano Investment, S.A. subscribed to 4,312,000 shares in the capital increase carried out in January 2001, and signed a purchase option under which Inditex can acquire the shares to be delivered to the Group employees. In addition, Inditex arranged a swap with the aforementioned finance entity to determine the return on the investment in the Company's shares and regulate the monetary flows relating to this investment. In 2001 Inditex exercised the purchase option on 3,500,000 to implement this Plan. Subsequent to year-end, on February 28, 2002, the purchase option was exercised on 2,210 shares, which were used to resolve various incidents which arose during the implementation of the Plan.

The remaining 809,790 shares, which were subscribed by Santander Central Hispano Investment, S.A. and on which Inditex holds a purchase option maturing in January 2004, can be awarded under new stock option plans for directors and/or employees of the Group companies, pursuant to such resolutions as might be adopted in this connection by the Shareholders' Meeting. Should Santander Central Hispano Investment, S.A. still hold any shares as of January 30, 2004, Inditex undertakes to submit to the first annual or special Shareholders' Meeting held subsequent to that date a resolution to reduce capital through the retirement of the subscribed shares held by Santander Central Hispano Investment, S.A. not repurchased by Inditex, at a reimbursement price of €2.93 per share.

The cost for the Group as a whole of the delivery of free shares amounts to approximately €16.3 million. In 2000 a provision of €22.5 million was recorded with a charge to extraordinary expenses and, accordingly, an extraordinary revenue of €3.2 million was recorded in the accompanying consolidated statement of income for 2001, and a liability of €3 million was recorded as a provision for the estimated future cost of the delivery of the remaining shares to the employees.

1998 Stock Option Plan-

In 1998 the Company signed agreements with a group of executives under which it would grant them option rights if certain economic targets were met. As a result of this Plan, options were granted giving the group of executives as a whole the right to purchase a maximum of 1,405,600 shares from the Company at a price of €2.93 per share. The period for the exercise of the options is from September 15, 2001, to September 15, 2003, and all the rights relating to the unexercised options expire on the latter date.

Inditex received €205,920 (€0.15 per share) as the option premium. The 1998 Option Plan was ratified by Inditex's Shareholders' Meeting on July 20, 2000.

In 2001 options were exercised on 1,241,400 shares which were sold by the Company under the stipulated conditions, of which 225,800 relate to directors of the Controlling Company. As of January 31, 2002, options on 164,200 shares of Inditex were still outstanding. Inditex has a sufficient number of shares of treasury stock to provide for exercise of all the options granted, at an acquisition cost which is lower than the option exercise price.

Stock Option Plan-

On July 20, 2000, January 19, 2001 and April 20, 2001, the Shareholders' Meeting of Inditex resolved to implement a new Stock Action Plan under which option rights will be granted on a maximum of 3,018,400 common shares of Inditex of €0.15 par value each. This Plan relates to the members of Inditex's Board of Directors and to senior executives and other key employees of its corporate Group. Each option, when exercised, will give entitlement to one Inditex share.

The number of options to be granted will depend on the appreciation of Inditex's shares in the Continuous Market in the calendar year in which its shares are admitted to listing on the stock exchanges and in the following two calendar years.

It is planned to grant a maximum of 494,875 options to members of Inditex's Board of Directors and a maximum of 2,523,525 options to executives and key employees of the Group. A maximum of 69,000 options can be granted to any one director and a maximum of 57,575 options to any one executive or employee. Unless certain minimum appreciation levels are reached in any one of the above-mentioned years, no rights will vest for any of the Plan's beneficiaries in that year. The option exercise price will be €2.93, and the periods for exercise will commence two years after each of the periods for calculating the above-mentioned appreciation.

The Shareholders' Meeting delegated to the Board of Directors the power to determine how the directors, executives and other key employees will be chosen as beneficiaries of the Plan, and the number of options to be granted to each, within the aforementioned limits. In 2001 option contracts were entered into with a group of directors and executives under which up to 1,382,913 stock options could be awarded. Also, in January 2002, once the objectives mentioned above had been reached, the beneficiaries vested rights on 523,700 options, which can be exercised in January 2004, of which 143,612 relate to directors of the Controlling Company.

To cover the Stock Option Plan, Banco Bilbao Vizcaya Argentaria, S.A. subscribed to 3,018,400 shares in the capital increase referred to above, and signed a purchase option contract under which Inditex can acquire the shares to be sold to the beneficiaries who exercise their options should these options vest. In addition, Inditex arranged a swap with the aforementioned finance entity to determine the return on the investment in the Company's shares and regulate the monetary flows relating to this investment.

Should any shares remain once the stock option plan has been implemented, Inditex's Shareholders' Meeting can resolve to allocate these shares to new plans for the directors of Inditex and/or Group employees prior to the deadline indicated in the following paragraph.

If on January 30, 2007, there are any remaining shares held by Banco Bilbao Vizcaya Argentaria, S.A., Inditex undertakes to submit to the first annual or special Shareholders' Meeting subsequent to that date a resolution for a capital reduction through the retirement of the subscribed shares held by Banco Bilbao Vizcaya Argentaria, S.A. which Inditex has not repurchased, at a price of €2.93 per share.

Legal reserve-

Under the revised Corporations Law, 10% of the income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The consolidated companies' legal reserves have generally reached the legally stipulated level.

Revaluation reserves Royal Decree-Law 7/1996 June, 7-

From the date on which the tax authorities have reviewed and approved the balance of the "Revaluation Reserve Royal Decree-Law 7/1996 June, 7 account (or the three-year period for review has expired), the aforementioned balance can be used, free of tax, to offset recorded losses (both prior years' accumulated losses and current year losses or losses which might arise in the future), and to increase capital stock. From February 1, 2007 (ten years from the date of the balance sheet which reflected the revaluation transactions), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

Also, if leased assets are revalued, the aforementioned use of the "Revaluation Reserve" balance may not take place before the purchase option has been exercised.

If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

15. Minority interests

The variations in 2001 in this caption in the accompanying consolidated balance sheet were as follows:

	Amount
Beginning balance	11,271
Allocation of 2001 income	4,832
Additions	6,678
Retirements	(1,728)
Ending balance	**21,053**

The detail, by company, as of January 31, 2002, is as follows:

Company	Capital Stock	Reserves	Income (Loss)	Total
Zara Mexico, S.A. de C.V.	492	1,521	748	2,761
Nosopunto, S.L.	505	5,307	3,762	9,574
Zara Canada Inc.	685	46	35	766
Stradivarius España. S.A.	60	736	310	1,106
Jema Creaciones Infantiles, S.L.	84	123	163	370
Zara Italia, S.R.L.	5,887	(71)	(54)	5,762
Oysho Italia, S.R.L.	845	(1)	(133)	711
Bershka Mexico, S.A. de C.V.	1	1	1	3
Total	**8,559**	**7,662**	**4,832**	**21,053**

Inditex has a purchase option on 9.95% of the capital stock of Stradivarius España, S.A. owned by a minority shareholder. In turn, this shareholder has an option to sell this holding to Inditex. The period for exercising these options, which were granted when Inditex acquired a controlling interest, is from 2005 to 2010. The options were granted without any premium and can be exercised for €11,960,000, plus 9.95% of the undistributed income of Stradivarius España, S.A. from the date of acquisition of the holding by Inditex through the date on which either of the options are exercised. The Group's holding in Stradivarius España, S.A. was acquired in 1999 for €108,242,000, which will be paid between 1999 and 2005 (see Notes 10 and 19).

Also, Inditex has a purchase option on 50% of the capital stock of Zara Deutschland GmbH owned by Otto Versand GmbH & Co., which in turn has an option to sell its holding to Inditex. The period for exercising these options commences in September 2001 and extends over the term of the agreement between the shareholders. The options were granted without any premium and the exercise price will depend on the equity of the investee and on the number of stores operated by this company at the date on which either option is exercised.

Inditex has a purchase option on 50% of the capital stock of Zara Japan Corporation owned by the Bigi Group. The period for exercising this option is the term of the agreement between the shareholders. The option was granted without any premium and the exercise price will depend on the equity of the investee and on the number of stores operated by this company at the date on which either option is exercised.

Inditex has a purchase option on 5% of the capital stock of Zara Canada, Inc. owned by Reitmans Canada Limited, which in turn has an option to sell its holding to Inditex. The period for exercising this option is the term of the agreement between the shareholders. The options were granted without any premium and the exercise price will depend on the equity of the investee.

Inditex has a purchase option on 5% of the capital stock of Zara México, S.A. de C.V. owned by the minority shareholder. The period for exercising this option is the term of the agreement between the shareholders. The options were granted without any premium and the exercise price will depend on the equity of the investee.

Also, Inditex has a purchase option on 49% of the capital stock of Zara Italia, S.R.L. and Oysho Italia, S.R.L. owned by the Percassi Group, which in turn has an option to sell its holding to Inditex. The period for exercising this option is the term of the agreement between the shareholders. The option was granted without any premium and the exercise price will depend on the equity of the investee and on the number of stores operated by this company at the date on which either option is exercised.

Inditex's directors consider that in no event will significant variations arise in the results of operations or financial situation of Inditex or of its consolidated Group as a result of the exercise of any of the options described above.

16. Deferred revenues

The breakdown of the balance of this caption as of January 31, 2002, is as follows:

	Balance at 01/31/02
Capital subsidies	2,883
Deferred interest	149
Exchange gains	1,231
Other deferred revenues	658
Total	**4,921**

The consolidated companies allocated subsidies of approximately €224,000 to income under the "Capital Subsidies Transferred to Income for the Year" caption in the accompanying consolidated statement of income.

17. Provisions for contingencies and expenses

The variations in 2001 in the balance of this caption in the accompanying consolidated balance sheet is as follows:

	Balance at 02/01/00	Provisions	Amounts Used	Reductions	Balance at 01/31/01
Provision for employee termination indemnities	601	152	-	7	746
Provision for third-party liability	10,960	29,289	423	1,602	38,224
Provision for major repairs	9,700	11,760	5,080	-	16,380
Total	**21,261**	**41,201**	**5,503**	**1,609**	**55,350**

The provision for third-party liability was recorded, in accordance with the accounting principle of prudence traditionally applied by the Group, in order to reduce the Group's exposure to hypothetical non-circumstantial negative trends that are currently not probable or foreseeable in its investments in the various countries in which it operates. The provision for major repairs covers possible future losses due to the refurbishment of the commercial premises in which the Group operates, and the related amount is recorded under the "Operating Income - Variation in Provisions" caption in the accompanying consolidated statement of income.

18. Payable to credit entities

The detail of the Inditex Group's debts to credit entities as of January 31, 2002, is as follows:

Type of Debt	Limit	Balance at 01/31/02
Loans		121,650
Credit facilities	387,323	66,998
Lease transactions		66,532
Other financial debts		1,517
Total	**387,323**	**256,697**

All these financial debts bear interest at the usual rates in the respective financial markets.

The Inditex Group's payables to credit entities as of January 31, 2002, mature as follows:

Maturity	Amount
January 31, 2003	118,488
January 31, 2004	30,499
January 31, 2005	23,538
January 31, 2006	25,705
Subsequent years	58,467
Total	**256,697**

19. Other nontrade payables

The detail of the balances of the "Long-Term Debt - Other Accounts Payable" and "Current Liabilities - Other Nontrade Payables" captions as of January 31, 2002, is as follows:

Long-Term Debt - Other Accounts Payable	Balance at 01/31/02
Guarantees received	56
Payable to fixed asset and other suppliers	29,863
Accrued taxes payable (Note 20)	32,880
Other long-term accounts payable	2,196
Total	**64,995**

Current Liabilities - Other Nontrade Payables	Balance at 01/31/02
Accrued taxes payable (Note 20)	194,838
Compensation payable	46,066
Payable to fixed asset suppliers	39,372
Other accounts payable	8,012
Total	**288,288**

The long- and short-term accounts payable to fixed asset suppliers include €26,505,000 and €20,434,000, respectively, relating to the deferred payments for the acquisition of the Group's holding in Stradivarius España, S.A. (see Notes 10 and 15).

The accrued taxes payable include deferred taxes, the amounts payable for withholdings made chiefly from personnel, VAT and social security taxes for the last month of the year.

The long-term debt to fixed asset suppliers matures as follows:

Maturity	Amount
January 31, 2004	20,491
January 31, 2005	6,140
January 31, 2006	85
January 31, 2006	102
Subsequent years	3,045
Total	**29,863**

20. Tax matters

The consolidated companies file individual tax returns except for Inditex, which files consolidated tax returns as the Controlling Company of a subgroup comprising the following companies:

Choolet, S.A.	Pull & Bear España, S.A.
Comditel, S.A.	Kiddy's Class España, S.A.
Denllo, S.A.	Brettos BRT España, S.A.
Confecciones Fíos, S.A.	Grupo Massimo Dutti, S.A.
Confecciones Goa, S.A.	Goa-Invest, S.A.
Hampton, S.A.	Arrojo, S.A.
Kenner, S.A.	Oysho Logística, S.A.
Nikole, S.A.	Lefties España, S.A.
Oysho España, S.A.	Pull & Bear Logística, S.A.
Trisko, S.A.	Glencare, S.A.
Zintura, S.A.	Sircio, S.A.
Yeroli, S.A.	Zara, S.A.
Kettering, S.A.	Tugend, S.A.
Zara España, S.A.	Stear, S.A.
Bershka BSK España, S.A.	Massimo Dutti Logística, S.A.
Bershka Logística, S.A.	Samlor, S.A.
Zara Logística, S.A.	Textil Rase, S.A.
Inditex, S.A.	Stradivarius España, S.A.

The Spanish Group companies generally have the last four years open for review by the tax inspection authorities for all the taxes applicable to them. In 2001 the tax group received notification of the commencement of a general tax review of the years not yet statute-barred.

The balance of the "Other Nontrade Payables" caption in the accompanying consolidated balance sheet includes the liability for the applicable taxes, including the provision for 2001 corporate income tax, net of period withholdings and prepayments.

The balance of the "Accounts Receivable – Other Accounts Receivable" caption in the accompanying consolidated balance sheet includes the amounts recoverable from the tax authorities, including the excess VAT borne with respect to the VAT charged in the year and prepaid taxes.

Inditex has a 49% ownership interest in four economic interest groupings which engage in the lease of assets and which have availed themselves of the tax incentives provided for in Additional Provision Fifteen of the Corporate Income Tax Law, having requested and obtained this tax benefit from the Ministry of Economy and Finance. In 2001 tax losses were incurred which reduced Inditex's corporate income tax expense. The Company opted to allocate the entities' tax bases to the tax period in which the financial statements are approved and, consequently, the first allocation was made this year. This investment is deemed to be a financial transaction and the estimated net return will be allocated over the foreseeable life thereof. The projected tax bases and results per books for future years gave rise to an adjustment of €9,821,000 to the accrued corporate income tax expense.

The 2001 corporate income tax was calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The corporate income tax expense of the companies composing the Spanish consolidated tax subgroup of which Inditex is the Controlling Company was determined in accordance with Rule Six of the Resolution of October 9, 1997, of ICAC (the Spanish Accounting and Audit Institute), taking into account, in addition to the individual taxation parameters, the timing and permanent differences derived from the consolidation process and the tax credits and tax relief for the amount applicable under the tax regime for corporate groups.

The Group's corporate income tax expense was calculated by aggregating the tax expense of each of the individual companies determined in accordance with the corporate and tax legislation in force in the countries in which the consolidated companies operate, taking into account the adjustments arising from the application of consolidation methods pursuant to Article 60 of Royal Decree 1815/1991, December, 20, 1991 enacting the regulations governing the preparation of consolidated financial statements.

The reconciliation of the Group's 2001 income per books to the taxable income for corporate income tax purposes is as follows:

	Amount
Income for the year per books	340,412
Accrued corporate income tax	149,850
Net permanent differences:	
Individual companies	(25,320)
Consolidation adjustments	(9,426)
Net timing differences:	
Individual companies	19,252
Consolidation adjustments	7,096
Taxable income	481,864

The Group recorded under the "Other Taxes" caption in the accompanying consolidated statement of income €10,180,000 relating to withholding tax.

The companies have recorded the prepaid and deferred income taxes arising from timing differences relating to the different methods for recognizing certain revenues and expenses for accounting and tax purposes. The related cumulative amounts as of January 31, 2002, were as follows:

	Amount
Deferred income taxes	49,464
Prepaid income taxes	28,477

These amounts include €9,962,000 of deferred taxes relating to transactions between the companies composing the tax group.

The companies comprising the consolidated Group have generally availed themselves of the tax credits provided by current corporate income tax legislation. Although the companies have not yet filed their corporate income tax returns for 2001, the provision for corporate income tax in the accompanying consolidated financial statements includes tax credits totaling €25,477,000.

21. Revenues and expenses

a) Transactions with multigroup, associated and related companies

The detail of the Inditex Group's transactions in 2001 with companies carried by the equity method, multigroup companies and other nonconsolidated related companies is as follows:

	Purchases and Services Received	Sales and Services Rendered	Financial Expenses	Financial Revenues
Associated companies	7,467	-	-	-
Multigroup companies	60,955	19,154	880	159
Other related companies	4,639	-	-	-
Total	**73,061**	**19,154**	**880**	**159**

b) Net sales

The breakdown, by activity and geographical market, of the net sales in 2001 is as follows:

	Spanish Companies	Foreign Companies	Total
Net sales at own stores	1,472,252	1,387,398	2,859,650
Net sales to franchises	187,327	3,189	190,516
Other textile sales	161,348	-	161,348
Services rendered	15,085	10,923	26,008
Other sales	6,292	5,993	12,285
Total	**1,842,304**	**1,407,503**	**3,249,807**

c) Employees

The headcount as of January 31, 2002, was as follows:

	Number of Employees
Spain	15,805
Abroad	10,919
Total	**26,724**

The breakdown of the employee welfare expenses is as follows:

	Amount
Employer social security costs	89,362
Other employee welfare expenses	14,924
Total	**104,286**

d) Distribution of net income

The detail of the net income contributed by the consolidated companies, grouped together by line of business, is as follows:

Line of Business	Amount
Retail distribution	281,687
Manufacturing	43,101
Others	15,624
Total	**340,412**

e) Foreign currency transactions

The transactions performed by the Group in the year, by currency, are as follows (in thousands of euros):

Currency	Net Sales	% of Net Sales
Euro	2,640,762	80%
Other European currencies	83,284	3%
U.S. dollar	33,492	1%
Other American currencies	475,582	15%
Other currencies	16,687	1%
Total	**3,249,807**	**100%**

Approximately 15% of the purchases were made in U.S. dollars and the remaining 85% in euros.

f) Extraordinary revenues and expenses

The main extraordinary revenues and expenses in 2001 are summarized as follows:

Extraordinary Items	Amount
Extraordinary revenues	
Gains on fixed asset disposals	8,533
Capital subsidies	224
Extraordinary revenues and income	24,373
Prior years' revenues and income	3,356
Total extraordinary revenues	**36,486**
Extraordinary expenses	
Variation in fixed asset provisions	(202)
Losses on fixed assets	9,059
Extraordinary expenses	22,871
Prior years' expenses and losses	5,847
Total extraordinary expenses	**37,575**
Extraordinary loss	**1,089**

The losses on fixed assets relate mainly to the retirement of facilities due to refurbishing at commercial premises where the Group operates.

The "Extraordinary Revenues" caption includes the overprovision arising as a result of the plan for the delivery of free shares to Group employees (see Note 14) and the effect on income of the adjustment of €6,764,000 made to the balance sheet and income statement accounts in countries with high inflation rates.

The "Extraordinary Expenses" caption includes €16,721,000 relating to the period provision for third-party liability described in Note 17.

22. Directors' compensation

In 2001 the members of the Controlling Company's Board of Directors earned wages, salaries and other compensation totaling €3,356,000. Additionally, they vested and exercised certain stock options, as described in Note 14.

The Inditex Group has not granted any advances to the directors of Inditex or of any of the consolidable companies and it does not have any pension or life insurance commitments to them.

23. Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

COMPOSITION OF THE INDITEX GROUP

The companies composing the consolidated group as of January 31, 2002, are as follows:

Company	Effective % of Ownership	Country	Consolidation Method	Closing Date	Line of Business
Industria de Diseño Textil, S.A.	Controlling Company	Spain	Global int.	01/31/02	Controlling Company
Comditel, S.A.	100%	Spain	Global int.	01/31/02	Textile purchasing center
Inditex Asia, Ltd.	100%	Hong Kong	Global int.	01/31/02	Textile purchasing center
Zara Asia, Ltd.	100%	Hong Kong	Global int.	01/31/02	Textile purchasing center
Choolet, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Confecciones Fios, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Confecciones Goa, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Denllo, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Hampton, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Jema Creaciones Infantiles, S.L.	45.90%	Spain	Global int.	01/31/02	Textile manufacturing
Kenner, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Kettering, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Nikole, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Nosopunto, S.L.	51%	Spain	Global int.	01/31/02	Textile manufacturing
Samlor, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Sircio, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Stear, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Textil Rase, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Trisko, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Tugend, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Yeroli, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Zintura, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Glencare, S.A.	100%	Spain	Global int.	01/31/02	Textile manufacturing
Todotinte, S.L.	51%	Spain	Global int.	01/31/02	Textile manufacturing
Indipunt, S.A.	51%	Spain	Global int.	01/31/02	Textile manufacturing
JSC Verpstas	26.70%	Lithuania	Equity	01/31/02	Textile manufacturing
UAB Rofestas	100%	Lithuania	Global int.	01/31/02	Textile machinery rental
Tempe, S.A.	50%	Spain	Prop. int.	01/31/02	Marketing of footwear
Zara España, S.A.	100%	Spain	Global int.	01/31/02	Retailing
Zara Argentina, S.A.	100%	Argentina	Global int.	01/31/02	Retailing
Zara Belgique, S.A.	100%	Belgium	Global int.	01/31/02	Retailing
Zara Chile, S.A.	100%	Chile	Global int.	12/31/01	Retailing
Zara USA Inc.	100%	USA	Global int.	01/31/02	Retailing
Zara France, S.A.R.L.	100%	France	Global int.	01/31/02	Retailing
Zara UK, Ltd.	100%	UK	Global int.	01/31/02	Retailing
Zara Hellas, S.A.	100%	Greece	Global int.	01/31/02	Retailing
Zara Japan Corp.	50%	Japan	Prop. int.	01/31/02	Retailing
Zara México, S.A. de C.V.	95%	Mexico	Global int.	12/31/01	Retailing
Zara Portugal Confecçoes Lda.	100%	Portugal	Global int.	01/31/02	Retailing
Zara Venezuela, S.A.	100%	Venezuela	Global int.	01/31/02	Retailing
Grupo Zara Uruguay, S.A.	100%	Uruguay	Global int.	01/31/02	Retailing
Zara Brasil, Lda.	100%	Brazil	Global int.	12/31/01	Retailing
Zara Deutschland, GmbH	50%	Germany	Prop. int.	01/31/02	Retailing
Zara Nederland, B.V.	100%	Netherlands	Global int.	01/31/02	Retailing
Zara Österreich Clothing, GmbH	100%	Austria	Global int.	01/31/02	Retailing
Zara Danmark A/S	100%	Denmark	Global int.	01/31/02	Retailing
Zara Sverige, AB	100%	Sweden	Global int.	01/31/02	Retailing
Zara Norge, AS	100%	Norway	Global int.	01/31/02	Retailing
Zara Canada, Inc.	95%	Canada	Global int.	01/31/02	Retailing
Zara Suisse S.A.R.L.	100%	Switzerland	Global int.	01/31/02	Retailing
Zara Luxembourg, S.A.	100%	Luxembourg	Global int.	01/31/02	Retailing
Za Giyim Ithalat Ihracat Ve Ticaret Ltd.	100%	Turkey	Global int.	12/31/01	Retailing
Zara Italia, S.R.L.	51%	Italy	Global int.	01/31/02	Retailing
Zara Ceská Republika, S.R.O.	100%	Czech Republic	Global int.	12/31/01	Retailing
Zara Puerto Rico, Inc.	100%	Puerto Rico	Global int.	01/31/02	Retailing
Kiddy's Class España, S.A.	100%	Spain	Global int.	01/31/02	Retailing
Kiddy's Class Portugal Conf. Lda.	100%	Portugal	Global int.	01/31/02	Retailing

Company	Effective % of Ownership	Country	Consolidation Method	Closing Date	Line of Business
Oysho España, S.A.	100%	Spain	Global int.	01/31/02	Retailing
Oysho Venezuela, S.A.	100%	Venezuela	Global int.	01/31/02	Retailing
Oysho Portugal, Conf. Lda.	100%	Portugal	Global int.	01/31/02	Retailing
Oysho Mexico, S.A. de C.V.	100%	Mexico	Global int.	12/31/01	Retailing
Oysho Italia, S.R.L.	51%	Italy	Global int.	01/31/02	Retailing
Oysho Nederland, B.V.	100%	Netherlands	Global int.	01/31/02	Retailing
Oysho Hellas, S.A.	100%	Greece	Global int.	01/31/02	Retailing
Oysho Österreich, GmbH	100%	Austria	Global int.	01/31/02	Retailing
Grupo Massimo Dutti, S.A.	100%	Spain	Global int.	01/31/02	Retailing
Massimo Dutti Hellas, S.A.	100%	Greece	Global int.	01/31/02	Retailing
Massimo Dutti Deutschland, GmbH	50%	Germany	Prop. int.	01/31/02	Retailing
Massimo Dutti Giyim Ithalat Ih.Ve Tic. Ltd.	100%	Turkey	Global int.	12/31/01	Retailing
Massimo Dutti Venezuela, S.A.	100%	Venezuela	Global int.	01/31/02	Retailing
Massimo Dutti France, S.A.R.L.	100%	France	Global int.	01/31/02	Retailing
Pull & Bear España, S.A.	100%	Spain	Global int.	01/31/02	Retailing
Pull & Bear Hellas, S.A.	100%	Greece	Global int.	01/31/02	Retailing
Pull & Bear Portugal Conf. Lda.	100%	Portugal	Global int.	01/31/02	Retailing
Pull & Bear Giyim Ith. Ihrac.Ve Tic. Ltd.	100%	Turkey	Global int.	12/31/01	Retailing
Pull & Bear Venezuela, S.A.	100%	Venezuela	Global int.	01/31/02	Retailing
Pull & Bear Mexico, S.A. de C.V.	100%	Mexico	Global int.	12/31/01	Retailing
Vajo, N.V.	100%	Belgium	Global int.	01/31/02	Retailing
Bershka BSK España, S.A.	100%	Spain	Global int.	01/31/02	Retailing
Bershka Portugal Conf. Soc. Unip. Lda.	100%	Portugal	Global int.	01/31/02	Retailing
Bershka Hellas, S.A.	100%	Greece	Global int.	01/31/02	Retailing
Bershka Mexico, SA de CV	99.97%	Mexico	Global int.	12/31/01	Retailing
Bershka BSK Venezuela, S.A.	100%	Venezuela	Global int.	01/31/02	Retailing
Bershka Giyim Ithalat Ihracat Ve Ticaret Ltd.	100%	Turkey	Global int.	12/31/01	Retailing
Bershka Belgique, S.A.	100%	Belgium	Global int.	01/31/02	Retailing
Stradivarius España, S.A.	90.05%	Spain	Global int.	01/31/02	Retailing
Stradivarius Hellas, S.A.	90.15%	Greece	Global int.	01/31/02	Retailing
Stradivarius Portugal, Conf. Unip. Lda.	90.05%	Portugal	Global int.	01/31/02	Retailing
Stradivarius Giyim Ithalat Ihrac. Ve Tic. Ltd.	90.15%	Turkey	Global int.	12/31/01	Retailing
Zara Logística, S.A.	100%	Spain	Global int.	01/31/02	Logistics
Massimo Dutti Logística, S.A.	100%	Spain	Global int.	01/31/02	Logistics
Bershka Logística, S.A.	100%	Spain	Global int.	01/31/02	Logistics
Pull & Bear Logistica, S.A.	100%	Spain	Global int.	01/31/02	Logistics
Oysho Logística, S.A.	100%	Spain	Global int.	01/31/02	Logistics
Tempe Logística, S.A.	50%	Spain	Prop. int.	01/31/02	Logistics
Zara Financiën B.V.	100%	Netherlands	Global int.	01/31/02	Finance
Zara Mexico, B.V.	100%	Netherlands	Global int.	01/31/02	Finance
Zara Holding, B.V.	100%	Netherlands	Global int.	01/31/02	Portfolio
Massimo Dutti Holding, B.V.	100%	Netherlands	Global int.	01/31/02	Portfolio
Zalapa, B.V.	100%	Netherlands	Global int.	01/31/02	Portfolio
Zara Merken, B.V.	100%	Netherlands	Global int.	01/31/02	Exploitation of trademarks
Goa-Invest, S.A.	100%	Spain	Global int.	01/31/02	Construction and real estate
SNC Zara France Immobiliere	100%	France	Global int.	12/31/01	Real estate development
Zara Vastgoed, B.V.	100%	Netherlands	Global int.	01/31/02	Real estate
Vastgoed Asia, Ltd.	100%	Hong Kong	Global int.	01/31/02	Real estate
SCI Vastgoed Ferreol P03302	100%	France	Global int.	12/31/01	Real estate
SCI Vastgoed France P03301	100%	France	Global int.	12/31/01	Real estate
SCI Vastgoed General Leclerc P03303	100%	France	Global int.	12/31/01	Real estate
SCI Vastgoed Nancy P03304	100%	France	Global int.	12/31/01	Real estate
Zara Vastgoed Hellas, S.A.	100%	Greece	Global int.	01/31/02	Real estate
Invercarpro, S.A.	100%	Spain	Global int.	01/31/02	Real estate
Robustae S.G.P.S. Unip. Lda.	100%	Portugal	Global int.	01/31/02	Real estate
Inditex Cogeneración, AIE	100%	Spain	Global int.	01/31/02	Cogeneration plant
Fibracolor Decoración, S.A.	39.97%	Spain	Equity	12/31/01	Decoration
Fibracolor, S.A.	39.97%	Spain	Equity	12/31/01	Purchase and treatment of cloth
Naviera Elealva, AIE	49%	Spain	Equity	12/31/01	Asset leasing
Naviera Celeste, AIE	49%	Spain	Equity	12/31/01	Asset leasing
Naviera del Miño, AIE	49%	Spain	Equity	12/31/01	Asset leasing
Naviera del Sil, AIE	49%	Spain	Equity	12/31/01	Asset leasing
Inditex, S.A.	100%	Spain	Global int.	01/31/02	Inactive as of 01/31/02
Group Zara Australia Pty. Ltd.	50%	Australia	Prop. int.	01/31/02	Inactive as of 01/31/02
Zara Italia, B.V.	100%	Netherlands	Global int.	01/31/02	Inactive as of 01/31/02
Fruminga, B.V.	100%	Netherlands	Global int.	01/31/02	Inactive as of 01/31/02
Zara, S.A.	100%	Spain	Global int.	01/31/02	Inactive as of 01/31/02
Zara, S.A.	100%	Argentina	Global int.	01/31/02	Inactive as of 01/31/02
Brettos BRT España, S.A.	100%	Spain	Global int.	01/31/02	Inactive as of 01/31/02
Lefties España, S,A,	100%	Spain	Global int.	01/31/02	Inactive as of 01/31/02

INDITEX GROUP

2001 Consolidated Management Report

This document contains the explanations deemed appropriate by the Board of Directors about the evolution of the INDITEX Group during Fiscal 2001, ended on 31 January 2002. This information supplements that included in the annual accounts.

The financial statements contained in this document are presented in accordance with industry standards. All the information contained herein has been obtained from the consolidated annual accounts and from other management data of the Group.

1. Consolidated financial statements

Inditex Group
2001 profit & loss account
Millions of euros

	FY 2001	FY 2000	Var % 01/00
Net Sales	3,249.8	2,614.7	24%
Cost of sales	(1563.1)	(1277.0)	
Gross Profit	**1,686.7**	**1,337.7**	**26%**
Gross Margin	*51.9%*	*51.2%*	
Operating expenses	(982.3)	(816.2)	20%
Operating cash flow (EBITDA)	**704.5**	**521.5**	**35%**
EBITDA margin	*21.7%*	*19.9%*	
Fixed assets depreciation	(158.2)	(124.5)	27%
Goodwill amortisation	(17.1)	(10.5)	
Provisions	(11.6)	(6.7)	
Operating income (EBIT)	**517.5**	**379.9**	**36%**
EBIT margin	*15.9%*	*14.5%*	
Net financial expenses	(21.3)	(13.7)	
Ordinary income	**496.2**	**366.2**	**36%**
Ordinary margin	*15.3%*	*14.0%*	
Extraordinary income (loss)	(1.1)	2.7	
Income before taxes	**495.1**	**368.8**	**34%**
EBT margin	*15.2%*	*14.1%*	
Taxes	(149.9)	(106.9)	
Net income before minorities	**345.2**	**261.9**	**32%**
	10.6%	*10.0%*	
Minorities	(4.8)	(2.7)	80%
Net Income	**340.4**	**259.2**	**31%**
Net income margin	*10.5%*	*9.9%*	
Earnings per share, euro cents (*)	**54.6**	**41.6**	**31%**

(*) On 623,330,400 shares

Inditex Group

Consolidated Balance Sheet as of January 31, 2002

Millions of euros

	January 31 2002	January 31 2001
ASSETS		
Net fixed assets (*)	1,662.7	1,395.7
Goodwill	72.1	89.1
Deferred charges	16.5	22.5
Total fixed assets	**1,751.3**	**1,507.3**
Inventories	353.8	245.0
Receivables	184.2	145.2
Cash & cash equivalents	309.1	203.9
Accruals	6.6	6.2
Total current assets	**853.7**	**600.3**
TOTAL ASSETS	**2,604.9**	**2,107.6**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholders' equity	**1,486.2**	**1,170.9**
Minority interest, deferred revenues & provisions	81.3	34.6
Long term financial debt	138.2	165.5
Other long term payables	65.0	66.3
Long term liabilities	**284.5**	**266.4**
Short term financial debt	118.5	96.9
Trade and other non-trade payables	715.7	573.5
Current liabilities	**834.2**	**670.3**
TOTAL LIABILITIES	**2,604.9**	**2,107.6**

(*) Includes own shares for € 0.45 million in Jan 2002 and € 3.15 million in Jan 2001

Inditex Group

Consolidated Statements of Cash Flows

Millions of euros

	FY 2001	FY 2000	Var % 01/00
Net income	**340.4**	**259.2**	**31%**
Adjustments to income-			
Depreciation and amortization	175.3	134.9	
Net provisions	34.0	8.2	
Gains on fixed assets disposals	(8.6)	(40.1)	
Losses on fixed assets disposals	14.1	9.6	
Income (loss) attributed to minority interest	4.8	2.7	
Deferred and prepaid tax	(9.5)	7.0	
Other	7.5	5.5	
Funds from operations	**558.1**	**387.0**	**44%**
Decrease (increase) in inventories	(108.8)	(60.5)	
Decrease (increase) in accounts receivable	(34.3)	(18.5)	
Decrease (increase) in accrual accounts	0.1	0.8	
Decrease (increase) in current liabilities	150.5	118.9	
Changes in working capital	**7.5**	**40.7**	
Cash from operations	**565.6**	**427.7**	**32%**
Intangible assets investments	(64.6)	(68.6)	
Tangible assets investments	(348.7)	(283.5)	
Acquisitions of businesses	(17.3)	(21.8)	
Addition to other long-term financial investments	(14.1)	(13.2)	
Other assets investments	(4.0)	(12.0)	
Fixed assets sales and retirements	17.3	58.3	
Capital expenditure	**(431.4)**	**(340.7)**	**27%**
Increase in long-term financial debt	9.5	2.7	
Decrease in long-term financial debt	(54.7)	(44.6)	
Net increase (decrease) in other long-term debt	(1.3)	1.8	
Net increase (decrease) in current debt	21.6	(17.0)	
Dividends	(6.0)	(9.2)	
Other financing activities	1.8	(2.1)	
Capital increase	0.0	21.3	
Cash from (used in) financing activities	**(29.0)**	**(47.0)**	
Net increase in cash and cash equivalents	105.2	39.9	
Cash and cash equivalents at beginning of the year	203.9	163.9	
Cash and cash equivalents at end of the year	**309.1**	**203.9**	

2. Comments on the consolidated results

F2001 results show an increase at every margin level, fruit of the growth strategy of the Group's concepts, of the continuity of international expansion and of the capacity to react to the demands of our customers. At FYE, there were 1,284 stores open in 39 countries, with six different concepts: Zara, Pull & Bear, Massimo Dutti, Bershka, Stradivarius and Oysho. Annex III includes a list of the stores open as at FYE by concept and by country.

The performance of sales and the improvement in management of inventory and operating costs have favoured the leveraging of the Group's results, so that EBITDA, EBIT and net income are growing more than net sales.

2.1. Sales

Net sales reached €3,249.8 million, an increase of 24%, due both to the greater number of existing stores and to like-for-like sales growth.

Number of stores and openings

The list of the openings and existing stores at the end of the period is as follows:

	Net Openings		Current stores	
Concept	**2001**	**2000**	**31 Jan 2002**	**31 Jan 2001**
ZARA	58	53	507	449
PULL & BEAR	20	26	249	229
MASSIMO DUTTI	25	19	223	198
BERSHKA	47	35	151	104
STRADIVARIUS	20	25	120	100
OYSHO	34	--	34	--
Total	**204**	**158**	**1,284**	**1,080**

Company-managed stores and franchises

The breakdown of company-managed stores and franchised stores at FYE is the following:

COMPANY-MANAGED AND FRANCHISED STORES						
	2001			2000		
Formato	Co. Mag.	Franchises	Total	Co. Mag.	Franchises	Total
Zara	476	31	**507**	422	27	**449**
Pull & Bear	220	29	**249**	199	30	**229**
Massimo Dutti	135	88	**223**	120	78	**198**
Bershka	146	5	**151**	102	2	**104**
Stradivarius	86	34	**120**	65	35	**100**
Oysho	34	--	**34**	--	--	**--**
Total	**1,097**	**187**	**1,284**	**908**	**172**	**1,080**

Selling area

The selling area of company-managed stores and franchised stores at FYE, as well as the average selling area of each concept, is as follows:

SELLING AREA (SqM) IN COMPANY-MANAGED AND FRANCHISED STORES						
	TOTAL SELLING AREA			AVERAGE SIZE (sqm)		
	31 Jan 2002	31 Jan 2001	Var % 01/00	2001 Openings	Existing Stores	Dif. %
Zara	488.400	408.600	**20%**	1.376	910	**51%**
Pull & Bear	38.500	33.000	**17%**	275	144	**91%**
Massimo Dutti	43.000	36.000	**19%**	280	182	**54%**
Bershka	49.800	35.000	**42%**	315	337	**-6%**
Stradivarius	33.800	27.000	**25%**	340	270	**26%**
Oysho	5.900	0	**n/a**	174	n/a	**n/a**
Total	**659.400**	**539.600**	**22%**	**587**	**500**	**18%**

The selling area at F2001 has grown by almost 120,000 new metres (+22%). However, due to the seasonal nature of the openings and the greater size of the new openings, the weighted average growth in selling area in F2001 is approximately 16%.

Like-for-like sales (LFL)

Store sales are those that occur in company-managed stores and franchised stores of any of the Group's concepts, net of any consumption tax and converted to euros at the average exchange rates for the fiscal year.

The Group's like-for-like sales grew by 9% in F2001. Like-for-like represents the annual change in store sales of any concept of the Group that were open for the whole of fiscal years 2001 and 2000, converted to a fixed exchange rate.

The increase in like-for-like sales is positive and consistent in all the geographic areas (Spain, the rest of Europe, the Americas and the rest of the World). Below is a table showing the increase in like-for-like sales bi-annually for the last few fiscal years:

	LFL sales			
	2001	**2000**	**1999**	**1998**
First Half	**9%**	13%	6%	13%
Second Half	**9%**	9%	5%	12%
Full Year	**9%**	**9%**	**5%**	**11%**

The like-for-like calculation includes 64% of the selling area as at FYE.

Sales by concept

Below is a table showing the net sales by concept in F2001 and F2000:

	Net Sales (Million €)			% sales on total	
Concept	**2001**	**2000**	**% Chng. 01/00**	**F2001**	**F2000**
ZARA	2.477,4	2.044,6	21%	76,2%	78,2%
PULL & BEAR	225,7	172,6	31%	6,9%	6,6%
MASSIMO DUTTI	241,4	184,1	31%	7,4%	7,0%
BERSHKA	202,0	134,9	50%	6,2%	5,2%
STRADIVARIUS	93,5	72,5	29%	2,9%	2,8%
OYSHO	4,5	0,0	n/a	0,1%	0,0%
Other sales	5,3	6,0	-12%	0,2%	0,2%
Total sales	**3.249,8**	**2.614,7**	**24%**	**100,0%**	**100%**

Stronger sales growth of the younger concepts has increased their weight in the Group's total.

Store sales by geographic area

The following graph shows store sales by geographic areas:

2001


RoW
7.3%
Americas
15.9%
Spain
46.0%
Rest of
Europe
30.8%

2000


RoW
7.8%
America
s
15.1%
Spain
47.6%
Rest of
Europe
29.6%

European markets ex-Spain are absorbing the greatest part of the international growth (120 basis points), compared to the reduction of weight of Spain and the Rest of the World.

The percentage of store sales of each concept outside Spain versus its total store sales is the following:

	% INTERNATIONAL SALES	
Concept	2001	2000
ZARA	60.8%	59.2%
PULL & BEAR	31.3%	35.1%
MASSIMO DUTTI	38.8%	32.0%
BERSHKA	32.3%	21.7%
STRADIVARIUS	20.5%	17.7%
OYSHO	33.3%	n/a
Total Grupo	**54.0%**	**52.3%**

In general, the Group's concepts have increased the weight of international sales. Oysho opened its first stores in September 2001, and already makes a third of its sales in stores located outside Spain.

Sales in company-managed and franchised stores

The table below shows the breakdown of sales in company-managed and franchised stores for each of the concepts of the Group:

STORE SALES IN COMPANY-MANAGED AND FRANCHISED STORES				
	2001		2000	
Formato	Company Managed	Franchised	Company Managed	Franchised
Zara	92%	8%	92%	8%
Pull & Bear	91%	9%	90%	10%
Massimo Dutti	58%	42%	58%	42%
Bershka	99%	1%	98%	2%
Stradivarius	74%	26%	69%	31%
Oysho	100%	0%	n/a	n/a
Total	**89%**	**11%**	**89%**	**11%**

2.2. Gross margin

The gross margin has risen to €1,686.7 million, 26% higher than the previous year. It has improved by 74 basis points to reach 51.9% of sales (51.2% in F2000). This improvement is mainly due to collections being adapted to demand, improved inventory management and the lower impact of markdowns during the sales periods.

2.3. Operating cash flow (EBITDA)

The EBITDA of F2001 comes to €704.5 million, an increase of 35% with respect to the previous year.

Operating expenses and their evolution is the following:

Million euros	2001	2000	Var 01/00
Personnel expenses	489.8	411.4	19%
Other operating expenses	492.5	404.8	22%
Total operating expenses	**982.3**	**816.2**	**20%**

Operating expenses have grown at a lower rate than sales and include all the start-up costs of new openings (essentially rents and salaries paid before the opening of the new stores).

2.4. Operating income (EBIT)

EBIT comes to €517.5 million, an increase of 36%, standing at 15.9% of sales (14.5% in 2000).

Depreciation of fixed assets has increased by 27%, due to the investments carried out by the Group in recent years for the expansion of its activities.

During F2001 the Group has fully amortised the goodwill generated by the acquisition of Zara Turkey (€7.3 million).

Provisions charged in F2001 and F2000 correspond, mainly, to the Group's estimated write-downs of not fully depreciated assets as a result of the refurbishment of existing stores. In F2001, €11.6 million has been charged to the P&L (€6.7 million in 2000). Provisions to cover other risks of the Group have been made and charged to extraordinary expenses (see paragraph 2.6).

EBIT by concept

The breakdown of the operating income (EBIT) of each of the concepts of the Group is the following:

	EBIT by concept (Million €)			% EBIT on sales		Concept sales on total (%)	
Concept	**2001**	**2000**	**% Chng. 01/00**	**2001**	**2000**	**2001**	**2000**
ZARA	441.1	327.9	35%	17.8%	16.0%	85.2%	86.3%
PULL & BEAR	32.8	24.1	36%	14.5%	14.0%	6.3%	6.3%
MASSIMO DUTTI	25.3	20.3	25%	10.5%	11.0%	4.9%	5.3%
BERSHKA	25.2	8.4	200%	12.5%	6.2%	4.9%	2.2%
STRADIVARIUS (*)	(3.2)	(3.2)	-1%	-3.4%	-4.4%	-0.6%	-0.8%
OYSHO	(6.3)	n/a	n/a	n/a	n/a	-1.2%	n/a
Other activities	2.6	2.4	8%	n/a	n/a	0.5%	0.6%
Total Group	**517.5**	**379.9**	**36%**	**15.9%**	**14.5%**	**100.0%**	**100.0%**

(*) The figures for Stradivarius are shown net of the amortization of goodwill. Without taking this charge into account, its contribution to the EBIT of the Group would come to €6.2 m in both 2001 and 2000.

In the second half of 2001 Stradivarius moved its headquarters and logistics platform to new facilities in Sallent, Barcelona (Spain), which will make it possible to improve its operations and expand its activity.

2.5. Ordinary Income

Ordinary income of F2001 stands at €496.2 million, an increase of 36%.

Net financial result breaks down as follows:

Millions of euros	**2001**	**2000**
Net financial expenses	12.2	12.2
Foreign exchange losses	7.3	1.8
Net losses of equity method companies	1.8	(0.3)
Total	**21.3**	**13.7**

Foreign exchange losses of 2001 are principally due to the hedging operations and to the results produced by the variation of exchange rates of Latin-American and Turkish currencies.

2.6. Income before taxes

Income before taxes comes to €495.1 million, 34% higher than F2000.

A provision of €22.5 million was charged in F2000, corresponding to the estimation of the cost of the Employee Stock Participation Plan to be carried out in F2001 (see section 5). As the effective cost was lower, in F2001 there has been an extraordinary positive result of €3.2 million. A provision of €3.0 million has been maintained in the short-term liabilities of the balance sheet, in order to cover the cost, where appropriate, of the distribution of the remainder of the shares of the Plan.

The rest of extraordinary income is mainly due to the write-off of fixed assets, provisions and other income and expenses of an extraordinary or non-recurring nature.

2.7. Net income before minorities and Net Income

Net income before minorities for F2001 reached €345.2 million, an increase of 32%. The estimated tax rate for the fiscal year is the following:

Millions of euros	**2001**	**2000**
Income before taxes	**495.1**	368.8
Income tax	**149.9**	106.9
Tax rate	**30.3%**	**29.0%**

Net income comes to €340.4 million, an increase of 31% with respect to F2000.

The increase of minority interests is mainly due to the greater weight of profits in manufacturing companies which the Group controls with a holding of less than 100%.

Dividend proposal

Inditex's Board of Directors will propose to the General Meeting of Shareholders the payment of a dividend of €68.6 million (11 Euro cents per share), equivalent to 20.1% of net income.

Return on Equity (ROE)

The table below shows the evolution of the Return On Equity, defined as net income on average Shareholder's Equity.

RETURN ON EQUITY					
Description	2001	2000	1999	1998	1997
Net income	340.4	259.2	204.8	153.1	117.4
Shareholders equity - previous year	1,170.9	893.2	673.4	529.9	414.9
Shareholders equity - current year	1,486.2	1,170.9	893.2	673.4	529.9
Average equity	1,328.5	1,032.0	783.3	601.6	472.4
RETURN ON EQUITY	**25.6%**	**25.1%**	**26.1%**	**25.5%**	**24.8%**

Return on Capital Employed (ROCE)

The table below shows the calculations of Return On Capital Employed for the Group, defined as EBIT over average capital employed in the FYE (Average equity plus average net financial debt).

RETURN ON CAPITAL EMPLOYED					
Description	2001	2000	1999	1998	1997
EBIT	**517.5**	379.9	296.2	241.5	191.5
Average employed capital					
Average equity	1,328.5	1,032.0	783.3	601.6	472.4
Average net financial debt (*)	0.0	100.3	121.5	73.1	72.1
Total average employed capital	**1,328.5**	**1,132.3**	**904.8**	**674.7**	**544.5**
RETURN ON CAPITAL EMPLOYED	**39%**	**34%**	**33%**	**36%**	**35%**

(*) Zero when net cash

ROCE by concept

The table below shows return on capital employed by concept:

ROCE BY CONCEPT

Concept	2001	2000
Zara	42%	35%
Pull & Bear	51%	49%
Massimo Dutti	46%	49%
Bershka	30%	10%
Stradivarius (*)	12%	20%
Oysho	--	--
Total	**39%**	**34%**

(*) Before goodwill amortisation

3. Comments on the balance sheet

The Consolidated Balance Sheet of INDITEX maintains a similar structure to that it showed at FYE 2000, with a low level of debt and negative working capital, a consequence of the business model.

Net financial position

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Million €)		
	January 31 2002	**January 31 2001**
Cash & cash equivalents	309.1	203.9
Long term financial debt	(138.2)	(165.5)
Short term financial debt	(118.5)	(96.9)
Deferred financial expenses	5.1	7.9
NET FINANCIAL CASH (DEBT)	**57.5**	**(50.6)**

The date of the FYE coincides with the moment of greatest liquidity. However, the average level of financial debt is higher during the year, due to the seasonal nature of sales and supplies. The evolution of the net financial position during the last nine quarters has been the following:


NET FINANCIAL POSITION 2000 & 2001
MILLION EURO
100
50
0
(50)
(100)
(150)
(200)
(250)
Q4 99
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
(149,9)
(155,8)
(212,7)
(185,2)
(50,6)
(149,7)
(163,4)
(145,7)
57,5

Working capital

The table below shows a breakdown of working capital of the last two fiscal years:

WORKING CAPITAL (Millions €)		
Description	**January 31 2002**	**January 31 2001**
Inventories	353.8	245.0
Receivables	184.2	145.2
Accruals	6.6	6.2
Other short term liabilities	(715.7)	(573.5)
Operating working capital	**(171.1)**	**(177.0)**
Cash & cash equivalents	309.1	203.9
Short term financial debt	(118.5)	(96.9)
Financial working capital	**190.6**	**107.0**
Total working capital	**19.5**	**(70.0)**

The financing obtained through the working capital has reached €171.1 million (€177.0 million in 2000).

The increase in inventory is due to the following:

- The earlier start to the new season, in line with previous seasons, which at 31 January has increased the volume of the inventory in order to supply the stores during the first quarter.
- The selling area at the beginning of F2002 is 22% bigger than at the beginning of F2001.
- Calendar effect : Easter is 16 days earlier in 2002 than in 2001.
- Initial Spring-Summer collection: following the fashion trends prevailing at the beginning of this season, the collection contains garments with a greater number of industrial processes in their manufacture.

At 31 January, inventory in comparable space was 23% higher than in 31 January 2001. At 15 March 2002, inventory in comparable space was 12% higher than at the same date in 2001.

4. Comments on the cash flow statement

The summary of the cash flow statement is the following:

CASH FLOW SUMMARY

	F2001	F2000	Var % 01/00
Funds from operations	558.1	387.0	44%
Changes in working capital	7.5	40.7	
Cash from operations	565.6	427.7	32%
Capital expenditure	(431.4)	(340.7)	27%
Free cash flow	134.2	87.0	54%
Dividends	(6.0)	(9.2)	
Net debt decrease	(130.0)	(97.0)	
Others	1.8	19.3	

Growth in funds from operations (44%) has been much higher than growth of net sales (24%) and of net income (31%).

Cash from operations (+32%) is also higher, despite the lower relative growth of the financing via working capital.

Investments rose by 27%. Free Cash Flow has grown by 54%, to €134 million, which has been used principally to reverse the financial net position, as has been explained above.

5. Other relevant information of F2001

Listing

On 23 May 2001, Inditex shares were listed on the Spanish stock exchanges. Over F2001, Inditex shares were included in the *IBEX 35*, *Eurostoxx 600* and*MSCI* indices.

Neither the parent company nor any of its subsidiaries has carried out transactions with its own shares, other than sale to its directors and executives as a consequence of the exercise of previously granted options, and which have been itemized in the 2001 annual accounts.

Staff

At FYE 2001, the Group employed 26,724 people (24,004 in 2000).

Employee Stock Participation Plan

From September 2001 a Employee Stock Participation Plan was executed, in accordance with the resolutions of the General Shareholders' Meeting of January. By virtue of the aforementioned resolutions, the employees of any of the companies of the Group who were employed by it before 31 December 2000 and at the date of the execution of the Plan were still employees received 50 shares per year worked. In those countries in which the distribution could not be carried out, the employees received the equivalent amount in money. More than 17,000 employees benefited from the Plan. Of these, more than 15,000 employees received a total of approximately 3.5 million shares.

Launch of Oysho

In September 2001 Oysho was launched, a new retail concept for lingerie with which the Group intends to take advantage of a business opportunity that is complementary to the other concepts. At 31 January 2002, Oysho had 34 stores in seven countries. The response of customers and the sales achieved up to the present meet the expectations of the Management of the Group.

Joint-Venture agreement in Italy

In October 2001 Inditex signed a Joint-Venture Agreement with Grupo Percassi to open stores of the Group in Italy. In December 2001 the first three Oysho stores opened in that country.
The first Zara store will open its doors in Milan in the next few weeks, and the opening of several more stores is foreseen for throughout the year.

Construction of a second distribution centre for Zara

In October 2001 Inditex announced the construction of a new logistics centre for Zara in Zaragoza (Spain). Construction will begin in 2002 and it will be operative in the second half of 2003. This platform will assure the logistics capacity of Zara in the coming years. The investment of approximately €100 million will be carried out between 2002 and 2004, and is included in the estimations of CAPEX provided by the Group.

Introduction of the Euro

On 1 January 2002, the Euro coins and notes were introduced in the countries that make up the European Monetary Union, in which Inditex concentrates the majority of its business. No situations worthy of mention have occurred in the Group's activity as a consequence of the introduction of the new currency.

Research and development expenses

Inditex has not performed, is not performing, and has not engaged third parties to perform any research and development projects, deemed to be those in which investments are made over several years for the development of products on which a return is expected, which should be computed over more than one year.

However, since the Group was created, its management has been based on the application of available technology in all its business areas to improve manufacturing and distribution processes, and on the development through its own means or with the assistance of third parties of tools to facilitate business management. Some examples of these tools are point-of-sale terminals, inventory administration and management systems, allocation systems at distribution centres, store communications systems or machines for labelling clothes in stores. However, the Group has not capitalized any amount relating to the costs incurred in these developments.

6. Start of F2002

No significant event has occurred during the seven weeks since FYE 2001.

The Spring-Summer 2002 collections have been well-received by our customers.

Store openings foreseen for fiscal 2002 are the following:

	FY 2002 Openings forecast		
Concept	**Range**	**% International**	**Total 2001**
ZARA	**55 - 65**	**80%**	58
PULL & BEAR	**35 - 45**	**50%**	20
MASSIMO DUTTI	**15 - 25**	**50%**	25
BERSHKA	**35 - 40**	**40%**	47
STRADIVARIUS	**20 - 25**	**15%**	20
OYSHO	**40 - 50**	**50%**	34
Total openings	**200 - 250**	**53%**	**204**

The Group expects the volume of international sales to grow more than domestic sales, as has been occurring in the last few fiscal years, due to the greater weight of Zara in the total selling area of the Group.

Expected CAPEX in F2002 is between €500 million and €550 million. The opening of new stores and the refurbishment of existing stores will represent the majority of the CAPEX.

Annex I

Income statement: quarterly results

	2001 1Q	2001 2Q	2001 3Q	2001 4Q	2000 1Q	2000 2Q	2000 3Q	2000 4Q	% VAR. 2001/ 2000 1Q	% VAR. 2001/ 2000 2Q	% VAR. 2001/ 2000 3Q	% VAR. 2001/ 2000 4Q
Net Sales	664.3	667.5	859.9	1,058.1	502.8	553.0	709.8	849.1	32%	21%	21%	25%
Cost of sales	(323.9)	(329.9)	(391.5)	(517.7)	(247.8)	(279.2)	(330.4)	(419.6)	31%	18%	18%	23%
Gross Profit	**340.4**	**337.6**	**468.3**	**540.4**	**255.0**	**273.8**	**379.4**	**429.5**	**33%**	**23%**	**23%**	**26%**
Gross Margin	51.2%	50.6%	54.5%	51.1%	50.7%	49.5%	53.4%	50.6%				
Operating expenses	(221.1)	(231.3)	(249.6)	(280.3)	(168.0)	(198.3)	(210.3)	(239.6)	32%	17%	19%	17%
	33%	35%	29%	26%	33%	36%	30%	28%				
Operating cash flow (EBITDA)	**119.3**	**106.4**	**218.7**	**260.1**	**87.0**	**75.5**	**169.1**	**189.9**	**37%**	**41%**	**29%**	**37%**
EBITDA margin	18.0%	15.9%	25.4%	24.6%	17.3%	13.6%	23.8%	22.4%				
Fixed assets depreciation	(34.9)	(38.2)	(39.9)	(45.2)	(27.8)	(30.3)	(31.9)	(34.4)	26%	26%	25%	32%
Goodwill amortisation	(2.6)	(2.6)	(2.6)	(9.3)	(2.6)	(2.6)	(2.6)	(2.7)	0%	2%	1%	247%
Provisions	(2.4)	(7.4)	(5.3)	3.4	1.1	(3.4)	(2.4)	(2.0)	-318%	120%	121%	-270%
Operating income (EBIT)	**79.4**	**58.2**	**171.0**	**209.0**	**57.7**	**39.2**	**132.2**	**150.9**	**38%**	**49%**	**29%**	**39%**
EBIT margin	12.0%	8.7%	19.9%	19.7%	11.5%	7.1%	18.6%	17.8%				
Net financial expenses	(4.3)	2.4	(4.8)	(14.7)	(2.0)	1.1	(4.8)	(8.0)				
Ordinary income	**75.1**	**60.6**	**166.2**	**194.3**	**55.7**	**40.3**	**127.4**	**142.8**	**35%**	**51%**	**30%**	**36%**
	11.3%	9.1%	19.3%	18.4%	11.1%	7.3%	17.9%	16.8%				
Extraordinary income (loss)	(0.8)	1.4	9.9	(11.6)	0.5	4.9	2.4	(5.2)				
Income before taxes	**74.3**	**62.1**	**176.1**	**182.7**	**56.2**	**45.2**	**129.8**	**137.7**	**32%**	**37%**	**36%**	**33%**
EBT margin	11.2%	9.3%	20.5%	17.3%	11.2%	8.2%	18.3%	16.2%				
Taxes	(23.8)	(19.8)	(56.4)	(49.9)	(17.4)	(13.0)	(38.9)	(37.6)				
Net income before minorities	**50.5**	**42.2**	**119.7**	**132.8**	**38.8**	**32.2**	**90.9**	**100.1**	**30%**	**31%**	**32%**	**33%**
	32.0%	31.9%	32.0%	27.3%	31.0%	28.8%	30.0%	27.3%				
Minorities	0.0	(1.1)	(2.6)	(1.1)	0.0	(1.1)	(1.6)	0.0				
Net Income	**50.5**	**41.2**	**117.1**	**131.7**	**38.8**	**31.0**	**89.3**	**100.1**	**30%**	**33%**	**31%**	**31%**

Annex II

Summary of net openings and net stores opened by quarter in 2001 and 2000

NUMBER OF NET STORE OPENINGS IN EACH QUARTER										
Concept	**1Q 2001**	**2Q 2001**	**3Q 2001**	**4Q 2001**	**total 2001**	**1Q 2000**	**2Q 2000**	**3Q 2000**	**4Q 2000**	**total 2000**
ZARA	7	6	21	24	**58**	12	6	16	19	**53**
PULL & BEAR	5	4	8	3	**20**	(1)	10	4	13	**26**
MASSIMO DUTTI	6	3	6	10	**25**	(2)	10	5	6	**19**
BERSHKA	9	15	8	15	**47**	2	12	11	10	**35**
STRADIVARIUS	8	5	1	6	**20**	4	8	5	8	**25**
OYSHO	–	–	14	20	**34**	–	–	–	–	**–**
Total stores	**35**	**33**	**58**	**78**	**204**	**15**	**46**	**41**	**56**	**158**

NUMBER OF STORES BY THE END OF EACH QUARTER								
Concept	**1Q 2001**	**2Q 2001**	**3Q 2001**	**4Q 2001**	**1Q 2000**	**2Q 2000**	**3Q 2000**	**4Q 2000**
ZARA	456	462	483	**507**	408	414	430	**449**
PULL & BEAR	234	238	246	**249**	202	212	216	**229**
MASSIMO DUTTI	204	207	213	**223**	177	187	192	**198**
BERSHKA	113	128	136	**151**	71	83	94	**104**
STRADIVARIUS	108	113	114	**120**	79	87	92	**100**
OYSHO	–	–	14	**34**	–	–	–	**--**
Total stores	**1,115**	**1,148**	**1,206**	**1,284**	**937**	**983**	**1,024**	**1,080**

Annex III

List of stores by concept and country as at 31 January 2002

COUNTRY	ZARA	Pull and Bear	Massimo Dutti	Bershka		oysho	TOTAL
SPAIN	225	175	144	105	100	20	769
PORTUGAL	38	35	30	19	11	7	140
FRANCE	67				1		68
BELGIUM	14	1	12			1	28
NETHERLANDS	3		2			1	6
UNITED KINGDOM	11						11
GERMANY	15		1			1	17
SWEDEN			3				3
NORWAY			1				1
ANDORRA	1		1				2
AUSTRIA	3						3
DENMARK	2						2
LUXEMBOURG	1		1				2
ICELAND	1						1
IRELAND		2					2
ITALY						3	3
POLAND	2						2
CZECH REP.	1						1
GREECE	20	6		2		1	29
MALTA		2					2
CYPRUS	2	2	1	2	2		9
ISRAEL	9	15					24
LEBANON	2		2				4
TURKEY	5						5
KUWAIT	2	1			1		4
UAE	4	3	3	3	2		15
SAUDI ARABIA	6	3	3		2		14
BAHRAIN	1		1				2
QATAR	1				1		2
JORDAN			1				1
CANADA	4						4
USA	8						8
MEXICO	27		14	14			55
VENEZUELA	7	4	3	6			20
BRASIL	7						7
ARGENTINA	8						8
CHILE	3						3
URUGUAY	2						2
JAPAN	5						5
TOTAL STORES	507	249	223	151	120	34	1.284

Annex IV

SIX-YEAR FINANCIAL SUMMARY

Description		2001	2000	1999	1998	1997	1996	CAGR 01/96
P&L:								
Net Sales		3,249.8	2,614.7	2,035.1	1,614.7	1,217.4	1,008.5	26%
	YoY%	24%	28%	26%	33%	21%		
EBITDA		704.5	521.5	410.4	325.7	253.6	202.1	28%
	YoY%	35%	27%	26%	28%	25%		
EBIT		517.5	379.9	296.2	241.5	192.6	150.3	28%
	YoY%	36%	28%	23%	25%	28%		
Net Income		340.4	259.2	204.7	153.1	117.4	72.7	36%
	YoY%	31%	27%	34%	30%	61%		
Balance Sheet:								
Shareholders equity		1,486.2	1,170.9	893.2	673.4	529.9	414.9	29%
	YoY%	27%	31%	33%	27%	28%		
Total balance sheet		2,604.9	2,107.6	1,772.9	1,326.3	977.2	820.3	26%
	YoY%	24%	19%	34%	36%	19%		
Net financial position		57.5	(50.6)	(149.9)	(93.0)	(38.3)	(105.8)	0%
	YoY%	n/a	-66%	61%	143%	-64%		
Stores:								
Number of stores at FY-end		1,284	1,080	922	748	622	541	
Net openings		204	158	174	126	81	33	
Number of countries with stores		39	33	30	21	14	10	
Other information:								
% International sales		54%	52.%	49%	46%	42%	36%	
LFL		9%	9%	5%	11%	7%	4%	
ROE		26%	25%	26%	25%	25%	20%	
ROCE		39%	34%	33%	36%	35%	29%	
Number of employees		26,724	24,004	18,200	15,576	10,891	8,412	